2002 ANNUAL REPORT



COACHMEN

INDUSTRIES, INCORPORATED


MIRADA
Coachmen
Coachmen




Coachmen

Table of Contents:

2002 Annual Report

Corporate Profile

Coachmen Industries, Inc. was founded in Middlebury, Indiana in 1964 and serves two specific industries: Recreational Vehicles (RVs), and Modular Housing and Building Systems. The Company's RV subsidiaries manufacture a full array of recreational vehicles including fold-down camping trailers, travel trailers, fifth wheels and both Class C and Class A motorhomes. RV manufacturing facilities are located in Indiana, Georgia and Michigan, and these products are marketed through a nationwide network of independent dealers. The Company's modular housing and building systems subsidiaries produce single-family residences, multi-family duplexes and apartments, specialized structures for municipal and commercial use, and telecommunications shelters. Manufacturing facilities are located in Colorado, Indiana, Iowa, Kansas, North Carolina, Ohio, Pennsylvania, South Dakota, Tennessee, Vermont and Virginia. All American Homes, the Company's largest housing subsidiary, is the nation's leading producer of modular homes. Coachmen Industries, Inc. is a publicly held company with stock listed on the New York Stock Exchange under the COA ticker symbol.



Highlights

(dollars in thousands, except per share amounts)

	2002	2001	2000	1999	1998
Net sales	**$665,192**	$587,212	$728,018	$868,334	$774,624
Gross profit	**99,219**	83,445	96,409	128,971	128,334
Net income (loss)	**9,929**	(3,951)	2,164	29,502	33,063
Net income (loss) per share:					
Basic	**.62**	(.25)	.14	1.80	1.93
Diluted	**.62**	(.25)	.14	1.80	1.92
Working capital	**93,574**	102,006	116,237	135,103	139,306
Total assets	**293,195**	288,560	296,446	285,766	269,341
Long-term debt	**10,097**	11,001	11,795	8,346	10,191
Shareholders' equity	**209,426**	208,640	214,949	213,646	204,332
Book value per share	**13.37**	13.09	13.69	13.76	12.32
Number of employees	**4,233**	3,788	4,149	4,942	4,690

Summary of Sales

(dollars in millions)

	2002	**%**	2001	%	2000	%	1999	%	1998	%
Recreational Vehicles										
Motorhomes	**$272.5**	**41.0**	$209.5	35.7	$334.6	46.1	$461.3	53.1	$406.6	52.5
Travel Trailers and Fifth Wheels	**122.2**	**18.4**	98.6	16.8	146.6	20.1	162.7	18.7	152.7	19.7
Camping Trailers	**22.0**	**3.3**	17.6	3.0	24.2	3.3	26.5	3.1	26.1	3.4
Truck Campers	**-**	**-**	.6	.1	1.8	.2	2.2	.3	3.7	.5
Parts and Supplies	**18.8**	**2.8**	18.3	3.1	35.9	4.9	47.8	5.5	45.3	5.8
	435.5	**65.5**	344.6	58.7	543.1	74.6	700.5	80.7	634.4	81.9
Modular Housing and Buildings	**229.7**	**34.5**	242.6	41.3	184.9	25.4	167.8	19.3	140.2	18.1
Total	**$665.2**	**100.0**	$587.2	100.0	$728.0	100.0	$868.3	100.0	$774.6	100.0

Common Stock Data

	High and Low Sales Prices			Dividends Paid		
	2002	2001	2000	**2002**	2001	2000
1st Quarter	**$19.20 - 12.00**	$12.81 - 8.75	$16.63 - 10.56	**$.05**	$.05	$.05
2nd Quarter	**19.50 - 13.75**	13.45 - 8.50	17.50 - 11.13	**$.05**	$.05	$.05
3rd Quarter	**17.35 - 11.30**	13.65 - 8.25	11.69 - 9.50	**$.06**	$.05	$.05
4th Quarter	**17.15 - 12.60**	12.38 - 8.95	10.75 - 7.50	**$.06**	$.05	$.05

The Company's common stock is traded on the New York Stock Exchange: symbol **COA**. *The number of shareholders of record as of January 31, 2003 was 1,931. The total number of common shares issued and outstanding as of January 31, 2003 was 15.4 million.*



Enjoy a wonderful view of the great outdoors from the beautiful, spacious interior of an Ameri-Log™ home from All American Homes. A loft, several bedroom options and the two-story open cathedral-style ceiling also provide a great view inside this magnificent, authentic log home from the number one modular homebuilder in the nation.

FELLOW SHAREHOLDERS:

Last year was an extremely positive year for Coachmen, and I welcome this opportunity to review our 2002 performance with you as well as discuss our views for the year ahead. The bottom line for 2002 was that we returned the business to profitability, and more importantly, laid a strong foundation from which to build upon in 2003. We reported significantly improved year-over-year results. On sales of $665.2 million for the year we earned $9.9 million, or $0.62 per share, a 349 percent increase in earnings per share on a 13.3 percent increase in sales. Our earnings per share for the year were up $0.87 compared with 2001.

At the same time, we maintained a strong financial position that provides us with the resources to fund both internal growth opportunities and acquisitions that meet our established criteria. Coachmen has a long-term history of growth and profitability and we are fully committed to returning to, then surpassing, our profitability levels of the past. Our momentum is strong as we move into 2003, and we are excited about the prospects for both our Recreational Vehicle, and Modular Housing and Building businesses.

4Q EARNINGS IMPROVE, BUT FALL SHORT OF GOAL

While we are pleased with the positive progress we made during 2002, we are disappointed that our full-year earnings of $0.62 per share fell below our forecasted earnings, which were in the range of $0.75 per share. Our sales in the fourth quarter were strong, totaling $164.1 million with earnings of $2.7 million, or $0.17 per share, compared to sales of $127.7 million with a loss of $1.4 million, or $0.09 per share, for the 2001 fourth quarter. This represented an improvement of nearly 29 percent in sales, $4.1 million in net earnings and 26 cents in earnings per share versus the same period last year. While solid, these results fell below our expectations and resulted in the shortfall relative to our outlook for the year. I would be remiss without explaining to you, our shareholders, the events that transpired during the fourth quarter, which impacted our performance.

"The bottom line for 2002 was that we returned the business to profitability, ...we earned...$0.62 per share, a 349 percent increase..."

Going into 2002, we believed that reaching earnings of $0.75 per share was an aggressive but achievable goal if favorable industry and economic conditions continued to develop, and our two business segments performed as we expected. During the first three quarters of the year, we delivered strong results and believed we were on track to achieve this level of earnings. Going into the fourth quarter, we continued to believe that our $0.75 target was still reachable if the mounting trends we experienced during the third quarter continued. October was our strongest month of the year and we remained very optimistic. November results did not keep pace with October, but we believed this was temporary and primarily related to timing; specifically, the national RV trade show in Louisville, Ky., and harsh early-winter storms that delayed the delivery of residential finished goods.

Our belief was that our economic forecast was still attainable and that a number of factors would come together in December to enable us to reach our estimate. Those factors included the shipment of a good portion of the Louisville RV show orders, the delivery of the modular home finished goods that were delayed in November due to the weather, and the delivery of goods scheduled for December production. A late fall/early winter modular housing promotion was also coming to an end in December. Traditionally, the last days of such a program generate the bulk of the orders, and this increase in order flow would typically ensure steady production through December. Unfortunately, market and weather challenges continued into December, and of course concerns with the situations in Iraq and Korea increased, dampening economic activity and consumer confidence. As a result, the Company missed its range of earnings guidance.

The majority of the shortfall was related to our Modular Housing and Building segment. Even though this segment showed increases in fourth quarter sales and pre-tax profits over the previous fourth quarter, the results were still below our expectations. Our RV segment performed admirably during the year, accelerating its performance as the year progressed. We expected this trend to continue into the fourth quarter, but while the performance remained strong, it leveled off at the end of the fourth quarter, as did overall industry sales. Weaker consumer sentiment reduced retail lot traffic, thus dealer orders slowed. We thought our strong showing at the Louisville RV show and a December production and delivery rate higher than November's could offset the slowness in Housing, but the majority of orders generated could not be shipped in that time frame. While the strong relative performance of the RV segment offset the weakness in the Housing segment throughout the first three quarters of the year, the RV segment couldn't make up for Housing's performance in the fourth quarter.

While we are disappointed we did not achieve our publicly stated guidance, we did improve the overall health and profitability of Coachmen during 2002. More importantly, we believe we are a much healthier and more competitive company going into 2003.

COACHMEN RECREATIONAL VEHICLES GAINING SHARE AND MOMENTUM

Our recreational vehicle business delivered solid improvement during the year, driven by the strength of the Coachmen brand, vast improvements to our product line, and the operational efficiencies we developed throughout the organization. Recreational vehicle sales increased to $435.6 million in 2002, an increase of more than 26 percent from $344.6 million in 2001. Recreational vehicles represented 65.5 percent of our total sales during 2002. The business generated $1.9 million of pre-tax income during the year, a 116 percent improvement from our loss of $11.6 million in 2001. These significantly improved results were made possible by the across-the-board gains we achieved in the business.

As a whole, the industry's wholesale shipments of units grew by 22.1 percent during 2002 from a year ago. At the same time, our unit shipments to dealers were up 29.7 percent. Because we outperformed the industry's growth, Coachmen's wholesale market share at year-end, excluding truck campers, was 6.6 percent, 6.5 percent above our ending share in 2001. These year-over-year comparisons include sales of the non-productive and non-profitable product lines that we strategically exited in 2001. Therefore, to best understand our progress, it is helpful to compare the year-over-year growth of just the continuing products as well. Excluding the discontinued lines, our wholesale market share at the end of 2002 of 6.6 percent compares most accurately to 5.9 percent in 2001, a gain of over 10 percent.

We continue to see mounting improvements in recreational vehicles that should prove beneficial in 2003. Our increases in product shipments are just one of these positive indicators. During the third quarter of 2002, our shipments increased 43.1 percent. Our fourth quarter shipments increased even more, to 52.8 percent over the same period in 2001. This compares to a growth rate for the industry during the fourth quarter of 34.6 percent.

The broad initiatives that we began implementing in 2001 to improve the performance of our recreational vehicle business paid off in 2002, and we believe will continue to do so into 2003. We made substantial progress in accommodating the higher demand for our recreational vehicles and quickly getting the products into our dealers' hands. Our production rate was up 51.9 percent during the fourth quarter and 33.3 percent for the year. We plan on adding 127,000 square feet of production capacity at our Middlebury, Ind., complex by the third quarter of this year for Class C recreational vehicles, and we acquired a 100,000 square foot building in Fitzgerald, Ga., for additional towable production. As a result of ramping up our production rates, our heavy backlogs are becoming more manageable, but remain 56 percent higher than when we started tracking this statistic in January of 2002. This healthy level of backlogs, coupled with our dealers' strong response to our product offerings at the Louisville RV show, contributed to our recent decision to expand our production capacity.

All of these positive trends have translated into a very important benchmark – increasing our retail market share. Coachmen made positive progress in reversing its market share erosion that occurred during 2001. During 2002, we achieved gains in our consolidated market share as well as in every product category compared to our share in January of 2002. We're proud that the Coachmen brand recaptured its position as the number one selling travel trailer, and that our camping trailer line attained its highest level of market share ever. So, without a doubt, real measurable and significant progress has been made as a result of our many initiatives and new products. We are not where we want to be, and expect to be, in terms of market share. But, the gains are real, they are quantifiable, and based on the growth of our wholesale market share, we have solid confidence that our retail share will continue growing in 2003.

Upward momentum is definitely being established in our Recreational Vehicle segment, supported by a very strong reception to our products and brand loyalty. The brand strategy initiatives we implemented last year to streamline and improve our products delivered measurable gains during 2002. These initiatives included the elimination of poor performing and/or non-profitable offerings, extensive consumer research, and an aggressive research and development effort. In July, we held our annual Coachmen RV Company dealer

"...the (RV) industry's wholesale shipments...grew by 22.1 percent during 2002...our unit shipments to dealers were up 29.7 percent...We (are) adding capacity at our Middlebury, Ind. complex...for class C recreational vehicles, and (at) Fitzgerald, Ga. for additional towable production."



Suitably designed for families on the go, the Coachmen® Rendezvous™ is part of Coachmen Industries' stellar fleet of eight different gas Class A motorhome models. The **Coachmen** Rendezvous is available with safety innovations like the Children 1st™ child safety restraint system, and loaded with many family-friendly amenities. All in all, the Rendezvous is a favorite family gathering place.

seminar in Orlando, where we showcased our entire new 2003 RV product line. Over 500 dealer representatives from across the country attended the seminar, and their response to our 2003 product line was overwhelmingly positive.

The industry-wide "GO RVing" ad campaign continues to have a positive impact on our business. This landmark campaign has done a tremendous job in raising awareness of recreational vehicles across the nation. And the "Go RVing" theme is striking a particularly strong chord now with consumers who have discretionary dollars and time for leisure, and also have a concern about the hassle, safety and delays that are prevalent in air travel today. All of these factors played an important role in our improved performance during 2002. Our intention in 2003 is to continue to increase our sales and market share, which should drive a continued increase in profitability in this segment.

MODULAR HOUSING AND BUILDING FACED CHALLENGES, BUT REMAINED PROFITABLE

While our Modular Housing and Building segment remained extremely profitable in 2002, we believe there is a tremendous opportunity to improve the performance of the group in 2003. Total sales were $229.6 million in 2002, a decrease of five percent from $242.6 million in 2001, and represented 35 percent of our total sales in 2002. The business generated $10.1 million in pre-tax income during the year, a 35 percent decrease from our profit of $15.5 million in 2001. We are optimistic about the segment's performance in 2003. For the first time in 2002, sales and pre-tax income in the fourth quarter exceeded 2001 levels, at 4.5 percent and 2.3 percent, respectively. We also continue to be the number one producer of modular homes in the United States.

Several factors impacted the performance of our Modular Home and Building segment during 2002. The overall group continued to be adversely effected by the downturn in the telecommunications industry, where our Miller Building Systems unit supplies modular structures for telecom equipment. Miller comprised slightly less than 20 percent of the group's total sales in 2002, yet its pre-tax loss affected the performance of the entire segment. We are pursuing multiple initiatives to improve Miller's performance and reduce its losses, including expanding the business base further into non-telecom structures, such as concrete portable classrooms for hurricane-prone states and alternate applications for our steel-framing technology. We are also implementing structural and management changes in the business, and streamlining Miller's operations and production methods. In late September, we consolidated production from Miller's United Structures plant in Binghamton, N.Y., into two plants: Leola, Pa., and Bennington, Vt. This move will improve efficiencies and reduce costs. Additionally, we finished closing Miller's New York facility in December. Based on these numerous activities, we're hopeful the business will achieve marginal profitability during 2003, in contrast to its 2002 losses.

On the residential side, our modular homebuilder network is the envy of the industry. Nevertheless, because of the markets primarily served by our builders, our market was more affected by events in 2002 than the nationwide housing industry as a whole. Unlike many of the very large homebuilders, we primarily serve the rural, scattered lot, secondary and tertiary city markets. The strength of this marketing reality is that we—and our builders—cover unique markets with little competition. While attractive, this market focuses on customers that tend to be quite conservative, and more dependent on either the agriculture economy or the manufacturing sector for their livelihood. These buyers were plagued in 2002 by concerns over the economy, world events, drought, lack of a farm bill and high unemployment.

Regardless of these challenges, we are seeing positive trends in the business. Excluding the telecom-related commercial structure business, unit production was up, increasing 7.3 percent in the fourth quarter and 3.8 percent for all of 2002. Shipments from our residential home subsidiaries, All American Homes and Mod-U-Kraf, were up 9.7 percent during the fourth quarter. And, for the first time in 2002, total quarterly shipments surpassed 2001 shipment levels, up 3.6 percent during the fourth quarter. Our builders remain supportive of our offerings, and the affordable, yet custom nature of our products continues to drive strong demand.

We are also actively exploring strategic initiatives to expand the overall Modular Housing and Building business into higher growth markets that offer higher margins and perhaps less exposure to cyclical forces. All American Homes is pursuing several opportunities in the subdivision arena, a segment of the market that is growing considerably, and one that we have not participated in to date. All American Homes also recently introduced its new Ameri-Log™ series, offered in conjunction with Town & Country Cedar Homes, a leading supplier of fine cedar log and timber-style homes in North America. We are designing an entire series of Ameri-Log homes that will result in white cedar log homes that both attack an entirely new price point, and can be built in record time. We are also in the process of expanding our multi-family residential expertise into hotels and assisted living centers. These initiatives could generate incremental growth during 2003. Interest rates continue to be at historical lows and demand for homebuilding remains strong, all of which bodes well for good results for this segment going into 2003.

SOLID FINANCIAL POSITION

We ended 2002 with a strong, liquid balance sheet. Working capital at the end of the year totaled $93.6 million, and included $24.2 million in cash and marketable securities. Our cash position decreased to $16.5 million at the end of the year from $29.3 million in the third quarter, primarily as a result of reducing our accounts payable levels. With this amount of capital, no borrowings on our bank facility, and minimal debt, we have the resources to fund both internal growth opportunities and acquisitions that meet our established criteria. We continued our efforts to improve margins during 2002 by reducing expenses and increasing our operating efficiencies. Our improved results for the year were driven by a 0.7 percentage point improvement in gross profit as a result of rising productivity, coupled with a 2.0 percentage point improvement in operating expenses as a percent of sales. We achieved a 13.3 percent increase in sales while decreasing operating expenses by $1.7 million during the year. Our overall gross margin during the fourth quarter increased to 15.4 percent from 14.7 percent a year ago. For the year, our gross margin improved to 14.9 percent from 14.2 percent in 2001.

Operating expenses increased slightly in absolute dollars during the fourth quarter from the same quarter last year, but declined significantly as a percent of net sales, coming in at 13.7 percent versus 16.9 percent in 2001. For the year, we experienced a 2.0 percentage point improvement, coming in at 13.0 percent versus 15.0 percent in 2001.

Our cash flow from operations was $13.0 million for 2002, which was down from our record cash flow from operations of $41.3 million in 2001. Our decrease in cash flow was primarily the result of our strategy to aggressively manage our balance sheet. We significantly reduced our accounts payable during the fourth quarter. During the third quarter, we also chose to pay back loans we had accumulated against the cash surrender value of certain executive life insurance policies totaling $18.5 million. Our inventory was up six percent, or $4.5 million, at year-end resulting from higher sales in the recreational vehicle group and delayed deliveries during the fourth quarter. Receivables were also up 24 percent at year-end as a result of increased sales. We continued to deploy our capital diligently during 2002, spending $5.3 million for the year. We expect to spend approximately $10.0 million in 2003, with the largest portion being devoted to capacity expansions.

As part of our overall efforts to improve shareholder value, we continued our share repurchase program during 2002, repurchasing 506,000 shares for a total cost of $7.9 million. An additional 365,000 shares remain under our current repurchase authority. Additionally, we increased our quarterly dividend by 20 percent in August of last year. For 82 consecutive quarters, Coachmen has paid a dividend to its shareholders. At year-end, our shareholders equity was $209 million with 15.7 million shares outstanding, resulting in a book value per share of $13.37.

CORPORATE GOVERNANCE

During 2002, the whole arena of corporate governance has been the focus of much attention and lawmaking. Despite all of this activity, we do not believe that these new laws and listing requirements will require any substantive changes from our normal approach to business and financial reporting. Coachmen Industries has always operated in a manner demonstrating the highest ethical standards, the hallmark of good corporate governance. In 2002, we added a formal Code of Conduct to our longstanding Statement of Business Principles, which are posted on the Company website at www.coachmen.com. We have a very participative and independent Board of Directors that is made up of over two-thirds outside directors, with half of them becoming members within the last five years. Both the Board's Audit Committee and its Compensation Committee are made up entirely of outside directors. In response to the developments during 2002, the name of the Nominating Committee has been changed to the Nominating/Governance Committee, and we are in the process of developing its charter and new membership guidelines. We are in compliance with all current New York

"...our modular homebuilder network is the envy of the industry... All American Homes is pursuing several opportunities in the subdivision arena, a segment of the market that is growing considerably..."

Stock Exchange listing standards and Sarbanes-Oxley requirements, including the personal certifications required by the Act. In summary, we take corporate governance seriously and continuously strive to improve our internal and external systems of reporting and disclosure controls, as well as our systems of internal controls.

GROWTH AND INCREASED PROFITABILITY ARE GOALS FOR 2003

As always, I would like to thank our shareholders, customers, dealers and builders, employees and suppliers. Our success in 2002 could not have been possible without your continued support and contributions. We are competing in two very strong and growing industries, and we demonstrated our ability during 2002 to rebound from a very challenging year for both Coachmen and our country. Our performance during 2002 affirms the dedication of our employees and the soundness of our operating strategy. These strategic objectives have not changed. Growth, expansion and customer satisfaction are integral parts of the Coachmen culture. We are excited about the trends in our business, and about delivering solid results and improving our market share in 2003.

I want to close by stating that our primary goal for 2002 was to return to profitability, which we solidly accomplished, with net earnings up 351 percent over 2001. That's a marked improvement, and we're proud of that turnaround and the foundation we have established to build upon during 2003.

Our Recreational Vehicle segment is gaining momentum, with solid growth in production and shipment levels, and a healthy backlog going into the year. Our Modular Housing and Building segment is focused on new products and markets, and improving its overall profitability. Historically, the Company has experienced greater sales during the second and third quarters with lesser sales during the first and fourth quarters. This reflects the seasonality of RV sales for products used during the summer camping season and also the adverse impact of weather on general construction for the modular building applications. Due to the harsh weather experienced in early 2003 in the Eastern half of the country, we expect that this seasonality trend will be more pronounced, impacting the timing of our sales and profits.

Even so, we are very excited about the prospects for 2003, given a reasonably stable operating environment. However, like all Americans we, too, are concerned about the economy, including unemployment and consumer confidence factors, as well as terrorism and future developments from the war in Iraq. There is very little we can do to control these elements. However, due to the markets we serve, and the depth and experience of our management team, we are confident of two things: first, we will endure any challenges that may unfold; and second, we will take advantage of every opportunity presented by those challenges to grow and emerge stronger than before.

Sincerely,



Claire C. Skinner
Chairman of the Board,
Chief Executive Officer & President



Claire C. Skinner


MILK HOUSE
Coachmen

THE COMPANIES OF COACHMEN INDUSTRIES

RECREATIONAL VEHICLE SEGMENT

Coachmen Industries' recreational vehicle (RV) segment is made up of several subsidiaries. **Coachmen Recreational Vehicle Company, LLC** is the Company's largest subsidiary and produces travel trailers, fifth wheels, Class C and Class A motorhomes under the Coachmen® and/or Shasta® brand names. Georgie Boy® brand Class A motorhomes are built by **Georgie Boy Manufacturing, LLC. Viking Recreational Vehicles, LLC** manufactures Viking® and Coachmen brand fold-down camping trailers. All the subsidiaries market numerous RV models at multiple price points. The RV segment also includes two RV retail/service centers and **Prodesign, LLC**, a custom thermoformer of composite and plastic parts.

"RV INDUSTRY . . . IN HIGH GEAR"
"BOOMERS, ON THE ROAD AGAIN, SPUR SALES OF RVs"
"RVs PICK UP STEAM IN TEPID TRAVEL ECONOMY"

Throughout 2002, media headlines all over the country seemed to shout the same message: RVs are hot! What's fueling the boom? Buyer demographics, a resurgence in driving vacations and a newfound discovery of the freedom, flexibility and control that RVs offer. Concerned about the safety of other types of travel and eager to remain within the borders of the U.S., multitudes of Americans are turning to RVs. Yearning to see America one enjoyable mile at a time, this latest crop of RV enthusiasts—many of them firsttimers—are responsible for a dramatic increase in RV sales.

As more Americans opted for RV vacations, Coachmen Industries, one of the RV industry's most respected companies, ramped up its annual production 33 percent to meet demand. Within the industry, manufacturers' yearly wholesale shipments to RV dealers increased 22.1 percent* over 2001. Coachmen's shipments to dealers, however, shot up 29.7 percent*, outpacing the industry by more than 34 percent.

That the Company could rapidly take these positive actions typifies the way it has successfully responded to market conditions throughout its rich 39-year history. By adhering to solid business principles; by designing, producing and marketing a wide range of quality, competitive, feature-packed products; by providing value-added services and programs; Coachmen continues to grow, prosper and meet the demands of its valued dealers and customers.

RVs' VERSATILITY

As thousands of families across North America have discovered, RVs provide a convenient, practical and relaxing way to travel and enjoy leisure time. One of the most appealing benefits of traveling in an RV is taking along all the comforts of home, including the microwave, the TV and the air conditioning. You also avoid airline travel hassles like lengthy security checks, flight delays or cancellations and lost luggage. Family routines are maintained, so taking small children on trips is more fun because you can bring along toys, a stroller and even the portable crib. An RV can be an important tool for outdoor activities year-round, too. Sports enthusiasts love the convenience RVs offer and how they complement almost every adventure. Many RVers often use their vehicles to throw tailgate parties at football games or other sporting events.



Since today's customers can use their versatile RVs for many different purposes, Coachmen Industries offers a wide variety of RV types and models at several price points (see sidebar pages 8-9). An established innovator, Coachmen prides itself on its engineering capabilities but also

The new Bellagio™ from **Georgie Boy** is a sure bet to please motorhome aficionados everywhere. An instant hit at the Louisville RV show, this diesel pusher is loaded with luxury and extravagant good looks, yet modestly priced. With diesel units comprising 44 percent of all Class A's shipped in 2002, the Bellagio is destined to single-handedly increase that percentage.



**Unit shipments of fold-down camping trailers, travel trailers, fifth wheels, Class C and Class A motorhomes.*

Coachmen Produces Most RV Types in a Broad Range of Price Points (approximate base retail prices)



Fold-Down Camping Trailer – $3,300 - $8,900



Travel Trailer – $13,800 - $27,700



Fifth Wheel – $17,100 - $41,600


Coachmen

Americans love freedom – especially the Freedom by Coachmen™. Designed with valuable input from the **Coachmen** Dealer Council and wrapped in patriotic graphics, the success of this entry-level motorhome, and other Coachmen® Class C models, is why we're building a new, state-of-the-art plant to increase production.

IMPORTANT DIESEL MARKET

Because of the continuing popularity of diesel motorhomes—44 percent of all Class A's shipped in 2002 compared to only 18 percent a few years ago—the Company has increased the number of product offerings for this important market segment. Georgie Boy unveiled the new, moderately priced Bellagio™ as a second diesel model to complement its successful Cruise Air® line. Coachmen RV Company offers several diesel product lines: the Cross Country®; Cross Country® Elite; Sportscoach® and the Sportscoach® Legend™. With several different price points, these units are aimed directly at the rear diesel market. Coachmen RV also formed a diesel product development and marketing team that will focus its efforts exclusively on rear diesel motorhomes.

The Class C motorhome market surged in 2002 with Coachmen's shipments to dealers increasing by more than 35 percent. With six model offerings, the Class C motorhomes from Coachmen Industries are some of the industry's most popular. Strong demand for the Company's motorized products led to the decision to reopen a motorhome plant in June, and the announcement in February (2003) of plans to build a new Class C plant at the Middlebury, Ind. manufacturing complex.

#1 TRAVEL TRAILER

In the non-motorized category, the Coachmen® brand regained the distinction of being the best-selling travel trailer and fifth wheel in America. Sales were spurred by the popularity of the brand's Spirit of America™ travel trailer series. In fact, with its unique thematic patriotic design and decor, it proved to be such an enormous success at introducing Americans to the RV lifestyle as a great way to see our country, a fifth wheel version was added late in the year.

Coachmen also showcased a new upscale Somerset Dream Catcher™ fifth wheel. Lightweight towable RVs recognizes that customer preferences are ever changing. By continuously seeking feedback from both its dealers and retail buyers, the Company's enhanced understanding of the needs and desires of customers is a competitive advantage. It is this very responsiveness, this constant desire for improvement and product refinement, that has made Coachmen one of the most recognized and respected names in the industry—and an industry leader.


VIKING

Viking's Legend™ series offers truly legendary camping fun for all ages. Foam-insulated beds twice the thickness of the industry standard, the exclusive heavy-duty, Wide-Trac suspension that's the widest in the industry, and the versatile Thermos® Grill2Go® are just a few reasons why Viking's 2002 shipments increased 30 percent, and their market share increased to its highest level ever.



Class C – $48,900 - $76,800



Class A Gas – $62,000 - $106,000



Class A Diesel – $122,000 - $235,200

continue to be popular with young families that want to pull a travel trailer behind their SUV or light truck. The Company debuted another offering in this market segment as Shasta introduced a lightweight travel trailer. The new Capri™ features a revolutionary sectional steel frame designed for both lightness and durability.

The easy-to-tow and economical fold-down camping trailers built by Viking Recreational Vehicles are often the logical choice for young families buying their first RV. While fold-down shipments to dealers increased about 10 percent industry-wide in 2002, Viking's shipments increased a dramatic 30 percent. And the Company's 2002 market share in this product category increased to an impressive 10.6 percent, its highest level ever.



The new upscale Somerset Dream Catcher™ fifth wheel is turning dreams of owning a Coachmen® into a reality. Built with an aluminum frame and laminated construction, and highlighted by upgraded interiors, the **Coachmen** Somerset Dream Catcher is perfectly positioned to take on the fast-growing medium price point segment of the fifth wheel market.



Traveling is carefree in a Shasta® Capri™ travel trailer from **Coachmen**. New for 2004, the Capri features an aerodynamic profile, abundant storage and many family-pleasing amenities, along with an option bundle that's attractively priced. Built light for easy towing; built rugged for long-lasting enjoyment.

ATTRACTING THE NEXT GENERATIONS

Much has been written about Baby Boomers and their impact on the RV industry. The 76 million Boomers born between 1946 and 1964 have entered each new life stage—working, parenting and now empty-nesting and retiring—with zeal, interest and the intention to spend money. Their thrust on the RV industry is significant for at least two reasons. First, the number of Boomers maturing into what has traditionally been the largest group of RV owners—those 45 to 64—is explosive. Ten thousand a day turn 50. The number of Americans who will be 45 to 64 is expected to swell to nearly 46 million by 2010 from about 36 million today. The number of RV-owning households is projected to rise 15 percent by 2010, outpacing the overall U.S. household growth of 10 percent.

Boomers are also rapidly entering yet another life stage, which bodes well for RVing: they are becoming grandparents. About 20 million Boomers are grandparents today but about 32 million are anticipated by 2007. Boomer grandparents will be involved in their grandchildrens' lives and they should have more money to dote on them. They will likely attend sporting events with a grandchild, take an educational trip and participate in physical activities. They want structured activities and organized events, and they have the means to satisfy their needs. RVs offer endless possibilities for Boomer grandparents to share experiences with their grandchildren.


Coachmen

While America's aging Boomer population is driving RV sales today and is certainly favorable for the long-term growth of the RV industry, younger families getting turned on to RVs is another reason the market is expanding. Better known as Generation X, these consumers are between the ages of 21-39, and are quickly recognizing the benefits of owning an RV. Recent studies have shown that Xers "exhibit interests in outdoor activities that are highly compatible with RVing." And, with such entry level, competitively priced units as Coachmen's Spirit of America™ series making it easy for them to buy and enjoy their first RV, they're rapidly becoming a growing market segment for the Company.

GO RVING!

While an earnest desire to travel the byways of America and a new national emphasis on families spending quality time together have both contributed to younger families purchasing RVs, the success of the national Go RVing ad campaign should not be overlooked. The second three-year phase of the campaign is now complete and research has shown a significant number of the campaign's target audience—parents 30 to 49 with at least one child at home—has expressed plans to buy an RV in the future. Other recall studies show that Americans are indeed receiving the right messages about RVing from the Go RVing ads. Even Generation Xers see the benefits of RVs. The third phase of the campaign, slated to run from 2003 through 2005, will invite Americans to "pursue their passion" with an RV. The message is clear and powerful. No matter what your passions are in life, you can enjoy them more often and comfortably with an RV. Camping, fishing, hiking and tailgating passions are featured in the industry's $50 million phase three print, TV and radio blitz.

THE ERA OF THE RV

As an immense segment of our population has enthusiastically opted to buy RVs and enjoy this uniquely American form of vacationing, thousands more are expected to be joining them soon. The industry will enjoy the fruits of favorable demographics for the next several years. An increased awareness level and new appreciation about the merits of RVs, sparked by a successful advertising campaign, has enlightened countless potential customers. Americans are also becoming better informed about the favorable tax treatment of RVs, which may qualify for the second-home interest deduction.

The future is full of promise and anticipated growth for Coachmen Industries, too. The Company has a storied history and has sold nearly 620,000 RVs since its founding in 1964. Maintaining relationships with customers has always been Coachmen's way of doing business. A champion of the nation's largest manufacturer-sponsored owners club, the Company solicits product feedback, especially through owner focus groups, on a continuous basis. Genuine concern for customer satisfaction and service after the sale are what drive the Company culture. With such well-respected brand names as Coachmen®, Georgie Boy®, Shasta® and Viking®, an array of RVs designed and built to meet the needs of every potential RV buyer, a loyal customer base and strong dealer network, Coachmen Industries is in an enviable position to capitalize on the nation's growing demand for RVs.

Prodesign, LLC turns ground effects into special effects. Its Xterior Body Kits™ continue to grow in popularity, providing car owners with a simple, inexpensive way to enhance their car's looks and performance. The thermoformed kits, like the one shown on the Ford Focus below, can be easily installed in about 20 minutes, using automotive tape and existing factory fasteners.





THE COMPANIES OF COACHMEN INDUSTRIES

MODULAR HOUSING & BUILDING SEGMENT

Coachmen Industries' modular and building segment is made up of two subsidiaries. **All American Homes, LLC**, with manufacturing facilities in eight states, primarily builds single-family residences and also designs and constructs multi-family structures. **Miller Building Systems, Inc.** specializes in commercial modular buildings and has factories in four states.

THE MODULAR ADVANTAGE

Home building systems technology is here to stay, and in particular, modular construction is expected to capture a greater share of all nationwide home construction activity over the next several years. This is due to the growing number of lenders, developers, builders and buyers who recognize its inherent advantages over conventional site-building. All American Homes, a major homebuilder since 1982 and the nation's number one builder of modular homes for nine consecutive years, will be at the forefront of this growth.

All American's modular building system is a method of constructing residential structures in a controlled factory environment and then transporting them to the building site for placement on permanent foundations, where skilled builders complete them. Built indoors in a quality- and climate-controlled environment, the Company's home modules have long been known for their precision engineering. Reduced costs of 10 to 12 percent can be realized because of the efficiencies of large material purchases, a longer construction season and the elimination of weather and labor delays. But one of the most important advantages of modular construction is the significant reduction in construction time. An All American® modular home can be built and delivered in as little as 8 to 12 weeks, a fraction of the time it would take to site-build.

Like site-built homes, a modular home can be placed most anywhere: in suburban housing developments, inner-city urban settings or on scattered, rural lots. Every All American home is built to meet or exceed the prevailing state and local building codes. Because modular homes originate in a factory, they are often confused with mobile or manufactured homes, which are quite different in terms of codes, cost and permanence.

DESIGN FLEXIBILITY AND CUSTOMIZATION

Builders and homeowners who are under the mistaken impression that modular homes are boxy and boring haven't visited an All American modular home. Utilizing current building systems technologies, All American Homes® designs offer state-of-the-art residences that rival most any site-built design. The various sizes and styles available, and the ease in which these styles can be altered, are two of the most appealing aspects of a modular home. Design flexibility is also one of the hallmarks of today's modular home. All American has over a hundred floor plans available, from small starter homes to extravagant luxury homes, and any floor plan can easily be customized. Numerous options, features, finishes and decorator details can be added to fit the homebuyer's budgetary needs and lifestyle preferences.



The Lexington™, part of the Spirit of America™ series from **All American Homes**, offers first-time homebuyers an entry-level home filled with the basic necessities and amenities, and is as charming as it is affordable. Whether in a ranch or Cape Cod floor plan, the Lexington also succeeds admirably as a vacation home.

NEW HOME DESIGNS

During the year, All American introduced two new series of homes. The new Spirit of America™ series is targeted for the first-time or budget-minded buyer. With 16 floor plans available, all feature three bedrooms and two baths, and sizes range from just over 1,100-sq. ft. to 2,500-sq. ft.

To offer customers an even broader range of home alternatives, All American Homes and Town & Country Cedar Homes announced a new partnership in late 2002. By combining their individual strengths—All American's high quality and weather-controlled modular building technology, and Town & Country's commitment to using only white cedar logs (the highest quality logs available)—the two companies are able to offer a true log home at a much lower price and in a significantly reduced time frame. The new modular Ameri-Log™ homes are unique because of their log exterior, and customers' ability to choose the rustic look of logs for some interior walls while treating other walls with more conventional finishes. Log homes are especially popular in western and northern states, and of the ten states where log homes are most popular, nine of them are already served by All American Homes plants.



Design flexibility is a hallmark signature of **All American Homes**. With a handsome red brick exterior and multiple floor plans, this single-family, custom-built home provides All American Homes with a model that fits nicely into higher end subdivisions.

NEW MARKETS

All American Homes is aggressively expanding the presence of its modular homes into more suburban housing developments. Many builders are having trouble controlling their costs and completing projects on schedule. As a result, more builders are turning to modular manufacturers to build a significant portion of the house for them. All American is answering this call by designing new subdivision-friendly homes that can more easily fit on the smaller lots so prevalent in housing developments. While the planned housing development segment of the market continues to grow, an urban renaissance is also waiting to happen. More people want to live in the cities again. But, because many of America's inner-city homes were constructed in the 1920s and 1930s on narrow lots, there is a need to integrate new size-





Called the Canyon View™, this Ameri-Log™ home showcases **All American Homes'** modular building technology along with its extensive home design capabilities. Made with handsome, high-quality white cedar, it blends rustic charm with numerous modern touches for far less money than a custom-built log home, and in a fraction of the time.

appropriate and aesthetically pleasing homes into older neighborhoods. With All American's design and construction capabilities, new modular homes can blend easily with the look and feel of virtually any existing architectural style. All American already has placed several of these new homes on inner-city lots in Indiana, Michigan and Ohio.



Helping to brighten and revitalize urban neighborhoods, All American Homes® is producing a series of Energy Star®-certified, single-family homes to promote home ownership in metropolitan areas. Designed for narrower, inner-city lots, **All American Homes** has ranch and two-story models available, and works with cities and non-profit agencies to meet their urban development needs.

Another exciting opportunity for expansion lies in fulfilling the needs of America's aging population. The large segment of the population that is advancing in years is expected to become a huge market for companies that can provide the goods and services they will want and need. All American Homes is aggressively pursuing this new market by designing independent living residences for placement in organized retirement communities. By changing some of the physical characteristics of the homes—designing wheelchair-accessible entryways, roll-in showers and raising electrical receptacles to 18-inches from the floor—All American is making them more user-friendly for maturing Americans. The Company has now placed several single- and multi-family homes in retirement communities in Ohio, and other related projects are in the works.

COMMERCIAL STRUCTURES

Miller Building Systems, Inc. is the Company's subsidiary that specializes in commercial modular structures. It is a highly respected manufacturer of complex modular structures, where its competitive advantages exist in both its advanced engineering and construction competencies.

Until very recently, a large portion of Miller's revenue was generated from durable modular shelters designed to house electronic equipment for the telecommunications industry. It is a well-known fact that capital growth in the telecommunications industry essentially collapsed in 2001, which continued through 2002. As a result, Miller has concentrated its efforts on first reducing its operating losses through tight cost controls, and second, it has been in essence



Upscale homeowners have come to appreciate the beauty and stately elegance of the popular **All American Homes®** Cambridge™ model. One of All American's most popular and largest models, this high end home offers a customizable layout that can be expanded with room additions such as a great room, a breakfast nook and a separate dining room.



This school building project earned **Miller Building Systems, Inc.** a first place award from the Modular Building Institute. Miller's advanced engineering and construction competencies are on full display with the brick exterior, the long-lasting, energy-efficient standing seam metal roof, and central corridor with suspended ceilings – in a project that went from design to occupancy in six months.

reengineering its business through the development of new products in new industries.

Miller continues to provide complex multi-story office buildings, medical buildings and banks. In addition, the company recently debuted a hurricane-resistant, non-combustible modular classroom. Patents are pending on several of the unique design features of this building. Using much of the same design technology of Miller's telecommunications shelters, these new portable classrooms are made of steel and concrete, and are built to withstand hurricane force winds. Because these new structures are fire- and bullet-resistant, they should also be suitable in a variety of markets and in a variety of applications beyond the classroom.

BUILDING FOR TOMORROW

There is little doubt that Americans will continue to make owning a home a priority, whether in the suburbs or in the cities. The changing demographics also promise a new market for homes designed with maturing adults in mind. As the efficiencies, quality and precision of building systems technologies become more apparent, the demand for modular homes will increase. The value and versatility of Coachmen Industries' modular construction technology points the way to the future of home building. With 435 authorized, independent builders/developers shipping homes to 35 states, and numerous home styles and sizes available to satisfy almost any budget, All American Homes will continue to offer Americans a better way to build their dream house.



Mod-U-Kraf Homes, LLC excels at special projects, as this multi-story resort motel amply demonstrates. Building all the necessary modular sections in Mod-U-Kraf's climate-controlled facility, and then installing them on-site, took just over a month. For construction efficiency, the roof, exterior stairways and balcony railings were built on-site. This was a complete turnkey project, from design to completion.



Modular Housing and Building Segment Manufacturing Locations


Bennington, VT
Sioux Falls, SD
Elkhart, IN
Leola, PA
Dyersville, IA
Decatur, IN
Zanesville, OH
Milliken, CO
Osage City, KS
Rocky Mount, VA
Springfield, TN
Rutherfordton, NC

Circles represent an approximate 300-mile shipping radius

SUBSIDIARIES

RECREATIONAL VEHICLE GROUP

COACHMEN RECREATIONAL VEHICLE COMPANY, LLC
www.coachmenrv.com
Michael R. Terlep, Jr., President & General Manager
Middlebury, Indiana
Goshen, Indiana

Coachmen Recreational Vehicle Company of Georgia, LLC
Lawton E. Tinley, Vice President & General Manager
Fitzgerald, Georgia

GEORGIE BOY MANUFACTURING, LLC
www.georgieboy.com
Patrick S. Terveer, President & General Manager
Edwardsburg, Michigan

VIKING RECREATIONAL VEHICLES, LLC
www.vikingrv.com
A. Gar Warlick, Vice President & General Manager
Centreville, Michigan

PRODESIGN, LLC
www.prodesignproducts.com
Kevin G. Gipson, President & General Manager
Elkhart, Indiana
Middlebury, Indiana

MODULAR HOUSING AND BUILDING GROUP

ALL AMERICAN HOMES, LLC
www.allamericanhomes.com
Steven E. Kerr, President

All American Homes of Indiana, LLC
Ryan L. Scott, Vice President & General Manager
Decatur, Indiana

All American Homes of Ohio, LLC
David E. Johnson, Vice President & General Manager
Zanesville, Ohio

All American Homes of Iowa, LLC
Delven D. Herr, Vice President & General Manager
Dyersville, Iowa

All American Homes of North Carolina, LLC
Neil B. Sayers, Vice President & General Manager
Rutherfordton, North Carolina

All American Homes of Tennessee, LLC
Carel A. Whiteside, Vice President & General Manager
Springfield, Tennessee

All American KanBuild
All American Homes of Kansas, LLC
All American Homes of Colorado, LLC
www.kanbuild.com
John W. Samples, Vice President & General Manager
Osage City, Kansas
Milliken, Colorado

ALL AMERICAN MOD-U-KRAF HOMES, LLC
www.mod-u-kraf.com
Jeff D. Powell, Vice President & General Manager
Rocky Mount, Virginia

MILLER BUILDING SYSTEMS, INC.
www.mbsionline.com
Rick J. Bedell, President
Elkhart, Indiana
Leola, Pennsylvania
Sioux Falls, South Dakota
Bennington, Vermont

EXECUTIVE MANAGEMENT COMMITTEE



Seated left to right:

Richard M. Lavers (55)
Executive Vice President, General Counsel & Secretary

Claire C. Skinner (48)
Chairman of the Board, CEO & President

Joseph P. Tomczak (47)
Executive Vice President & Chief Financial Officer

Standing left to right:

William G. Lenhart (54)
Senior Vice President Human Resources

Michael R. Terlep, Jr. (41)
President & General Manager Coachmen Recreational Vehicle Company, LLC
Vice President, RV Group

Steven E. Kerr (54)
President
All American Homes, LLC
Vice President, Modular Housing & Building Group

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(dollars in thousands, except per share amounts)

	2002	2001	2000	1999	1998
Net sales	$665,192	$587,212	$728,018	$868,334	$774,624
Gross profit	99,219	83,445	96,409	128,971	128,334
Net income (loss)	9,929	(3,951)	2,164	29,502	33,063
Net income (loss) per share:					
Basic	.62	(.25)	.14	1.80	1.93
Diluted	.62	(.25)	.14	1.80	1.92
Cash dividends per share	.22	.20	.20	.20	.20
At year end:					
Working capital	93,574	102,006	116,237	135,103	139,306
Total assets	293,195	288,560	296,446	285,766	269,341
Long-term debt	10,097	11,001	11,795	8,346	10,191
Shareholders' equity	209,426	208,640	214,949	213,646	204,332
Book value per share	13.37	13.09	13.69	13.76	12.32
Number of employees	4,233	3,788	4,149	4,942	4,690

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The analysis of the Company's financial condition and results of operations should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements.

OVERVIEW

The Company was founded in 1964 as a manufacturer of recreational vehicles and began manufacturing modular homes in 1982. Since that time, the Company has evolved into a leading manufacturer in both the recreational vehicle ("RV") and modular housing and building business segments through a combination of internal growth and strategic acquisitions.

The Company's new plant openings have been an important component of its internal growth strategy. In 1995, the Company opened a new modular housing plant in Tennessee and in 1996, the Company expanded its modular housing production capacity with the construction of a new facility for the North Carolina housing operation. The construction of a new modular housing facility in Ohio became fully operational in 1998. Increases in production capacity also included additions to the modular housing plant in Iowa with an addition completed in 1998. New additions to expand the North Carolina and Iowa modular housing production facilities were completed in 2000. Additional travel trailer plants in Indiana became operational in 1996 and 1997. These additional plants helped capitalize on the growing market share of value-priced travel trailers. In 1999, a new service building was constructed at the RV production facility in Georgia. In addition, construction was completed in 1999 for a new manufacturing facility in Indiana for Class A motorhomes. Plans are being finalized for construction of a new Class C motorhome manufacturing facility in Indiana to be completed in 2003. The Company is also looking to expand its Georgia manufacturing capacity in 2003 for travel trailers and fifth wheels.

Acquisitions have also played an important role in the Company's growth strategy, particularly in the modular housing and building segment. In 2001, the Company acquired Kan Build, Inc. ("Kan Build"), a manufacturer of modular buildings with facilities in Kansas and Colorado. During 2000, the Company significantly expanded its modular housing and building segment with the acquisitions of Mod-U-Kraf Homes, Inc. ("Mod-U-Kraf Homes") and Miller Building Systems, Inc. ("Miller Building"). For further details, including unaudited pro forma financial information, see Note 11 of Notes to Consolidated Financial Statements. While continuing to consider potential candidates for acquisition, none were completed in 2002.

The Company's business segments are cyclical and subject to certain seasonal demand cycles and changes in general economic and political conditions. Demand in the RV and certain portions of the modular housing and building segments generally declines during the winter season, while sales and profits are generally highest during the spring and summer months. Inflation and changing prices have had minimal direct impact on the Company in the past in that selling prices and material costs have generally followed the rate of inflation. Changes in interest rates impact both the RV and modular housing and building segments, with rising interest rates potentially dampening sales.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items reflected in the Consolidated Statements of Operations expressed as a percentage of sales and the percentage change in the dollar amount of each such item from that in the indicated previous year:

	Percentage of Net Sales Years Ended December 31			Percent Change	
	2002	2001	2000	2002 to 2001	2001 to 2000
Net sales	100.0%	100.0%	100.0%	13.3%	(19.3)%
Cost of sales	85.1	85.8	86.8	12.3	(20.2)
Gross profit	14.9	14.2	13.2	18.9	(13.4)
Operating expenses:					
Delivery	4.6	5.4	4.4	(3.3)	(1.7)
Selling	3.6	3.7	3.9	9.4	(23.2)
General and administrative	4.8	5.7	4.6	(4.7)	(.8)
Amortization of goodwill	-	.2	-	(100.0)	331.9
Total operating expenses	13.0	15.0	12.9	(2.0)	(6.3)
Operating income (loss)	1.9	(.8)	.3	n/m	(278.4)
Nonoperating (income) expense:					
Interest expense	.2	.4	.3	(35.8)	6.8
Investment income	(.1)	(.1)	(.2)	(2.7)	(66.0)
Gain on sale of properties, net	(.4)	(.1)	(.1)	673.3	(66.0)
Other (income) expense	(.1)	-	(.1)	n/m	(147.6)
Total nonoperating (income) expense	(.4)	.2	(.1)	n/m	(539.1)
Income (loss) before income taxes	2.3	(1.0)	.4	n/m	(311.9)
Income taxes (benefit)	.8	(.3)	.1	n/m	(399.7)
Net income	1.5	(.7)	.3	n/m	(282.6)

n/m – not meaningful

COMPARISON OF 2002 TO 2001

Consolidated net sales increased $78.0 million, or 13.3% to $665.2 million in 2002 from $587.2 million in 2001. The Company's RV segment experienced a net sales increase of 26.4%. The modular housing and building segment had a net sales decrease of $12.9 million, or 5.3%. Improving industry trends, as well as the Company's extensive branding and design improvements, resulted in increased dealer and consumer demand for products in the RV segment. Full-year recreational vehicle wholesale shipments for the Company were up 29.7% compared to 2001, while the industry was up 22.1% in the same categories. Because the Company outperformed the industry, Coachmen's share of recreational vehicle wholesale shipments for the year was 6.6%, a 6.5% increase from its 2001 full-year share. The recreational vehicle segment experienced an increase in unit sales and a slight increase in the average sales price per unit. The modular housing and building segment experienced an increase in the average sales price per unit but a decrease in unit sales. The poor sales performance for less expensive commercial structures to the telecom industry during 2002 as compared to 2001 was a major factor impacting both the unit sales decrease and the average sales price per unit increase in the modular housing and building segment. Historically, the Company's first and fourth quarters are the slowest for sales in both segments.

Gross profit was $99.2 million, or 14.9% of net sales, in 2002 compared to $83.4 million, or 14.2% of net sales, in 2001. Gross profit in dollars and as a percentage of net sales improved significantly in 2002 for the RV segment. For the modular housing and building segment, gross profit in dollars and as a percentage of net sales decreased in 2002 when compared to the previous year. The overall improvement in gross profit was primarily attributable to the sales recovery of the RV industry coupled with the realized benefit of cost reduction efforts in the RV segment. Such efforts included the improved utilization of manufacturing facilities resulting from plant consolidations that took place in 2001. The modular housing and building segment's gross profit as a percentage of net sales decreased mainly due to reduced sales volume, resulting in less efficient utilization of manufacturing facilities.

Operating expenses, consisting of selling, delivery, general and administrative expenses, were $86.2 million and $87.9 million, or as a percentage of net sales, 13.0% and 15.0% for 2002 and 2001, respectively. Delivery expenses were $30.3 million in 2002, or 4.6% of net sales, compared with $31.4 million, or 5.4% of net sales in 2001. Delivery expenses as a percentage of sales are considerably higher for the modular housing and building segment as compared to the recreational vehicle segment. With the recovery of the RV industry in 2002, the recreational vehicle segment contributed a greater percentage of overall Company sales in 2002 as compared to 2001, resulting in a decrease in delivery expense as a percentage of net sales. Selling expenses for 2002 were $23.8 million, or 3.6% of net sales, a .1 percentage point improvement over the $21.8 million, or 3.7% of net sales, experienced in 2001. General and administrative expenses were $32.0 million in 2002, or 4.8% of net sales, compared with $34.8 million, or 5.9% of net sales, in 2001. This decrease was primarily the result of the discontinuation of goodwill amortization in 2002 resulting from the adoption of SFAS No. 142. If the nonamortization provisions of SFAS No. 142 had been applied in 2001, general and administrative expense would have decreased by $1.2 million, or .2% of net sales (see Note 1 of Notes to Consolidated Financial Statements).

Operating income in 2002 of $13.0 million compared with an operating loss of $4.5 million in 2001, an improvement of $17.5 million. This increase is consistent with the $15.8 million increase in gross profit coupled with the $1.7 million overall decrease in operating expenses.

Interest expense for 2002 and 2001 was $1.5 million and $2.3 million, respectively. Interest expense varies with the amount of long-term debt and the amount of premiums borrowed by the Company against the cash surrender value of the Company's investment in life insurance contracts. Such outstanding borrowing amounts declined in 2002. Interest expense also was higher in 2001 as a result of assumed debt obligations in the acquisitions of Mod-U-Kraf Homes, Miller Building and Kan Build. Investment income for 2002 of $.5 million was consistent with 2001. Cash and temporary cash investments were used to reduce debt obligations, particularly the borrowings against life insurance policies of $18.5 million (see Note 1 of Notes to Consolidated Financial Statements).

The gain on sale of properties increased to $2.3 million in 2002 from $.3 million in 2001. These gains resulted primarily from the sale of the two idle Shasta facilities in Indiana and the closed Coachmen RV facility located in Oregon. In addition, two of the previously closed Company-owned dealerships were sold in 2002. Other gains resulted from the sale of real estate in California and other smaller properties. There were no significant gains on the sale of properties in 2001. Assets are continually analyzed and every effort is made to sell or dispose of properties that are determined to be excess or unproductive.

Pretax income for 2002 was $15.0 million compared with a pretax loss of $6.1 million for 2001. The Company's RV segment generated pretax income of $1.9 million, or .4% of recreational vehicle net sales in 2002, compared with a pretax loss of $11.6 million, or (3.4)% of the RV segment's net sales in 2001. The modular housing and building segment recorded 2002 pretax income of $10.1 million and in 2001, $15.5 million, or 4.4% and 6.4%, respectively, of segment net sales (see Note 2 of Notes to Consolidated Financial Statements).
The provision for income taxes was an expense of $5.1 million for 2002 versus a benefit of $2.2 million for 2001, representing an effective tax rate of 33.8% and (35.4%), respectively. The Company's effective tax rate fluctuates based upon the states where sales occur, the level of export sales, the mix of nontaxable investment income and other factors (see Note 10 of Notes to Consolidated Financial Statements).

Net income for the year ended December 31, 2002 was $9.9 million ($.62 per diluted share) compared to a net loss of $4.0 million ($(.25) per diluted share) for 2001.

COMPARISON OF 2001 TO 2000

Consolidated net sales for 2001 were $587.2 million, a decrease of 19.3% from the $728.0 million reported in 2000. The Company's RV segment experienced a sales decrease of 36.5%, while the modular housing and building segment's sales increased by 31.1%. The acquisition of Kan Build on February 12, 2001 accounted for $29.0 million of the modular housing and building segment's increase in net sales in 2001. The RV segment's net sales in 2000 included $50.4 million of net sales attributable to RV segment business units which were sold or liquidated during 2000 (see Note 11 to Notes to Consolidated Financial Statements). Sales decreases in the RV segment were attributable to a decline in overall market conditions affecting the RV industry as a whole caused mainly by reduced consumer confidence and dealer inventory adjustments which negatively impacted RV industry shipments. The recreational vehicle segment experienced a slight increase in the average sales price per unit. The modular housing and building segment experienced an increase in unit sales, including unit sales of acquired businesses, but experienced a decrease in the average sales price per unit resulting from a larger percentage of sales of less expensive commercial structures during 2001 as compared to 2000. Sales increases in 2001 in the modular housing and building segment were mainly attributable to acquisitions in 2001 and the second half of 2000. Historically, the Company's first and fourth quarters are the slowest for sales in both segments.

Gross profit for 2001 decreased to $83.4 million, or 14.2% of net sales, from $96.4 million, or 13.2% of sales, in 2000. Although gross profit as a percentage of net sales improved in 2001, both the RV segment and the modular housing and building segment experienced a decline in gross profit as a percentage of sales when compared to 2000. The overall improvement was primarily attributable to the modular housing and building segment representing a greater percentage of the Company's total net sales. This segment generally has higher profit margins than the RV segment. While the RV segment benefited from cost cutting efforts including the improved utilization of manufacturing facilities resulting from plant consolidations that took place earlier in 2001, the reduced production volume in 2001 resulted in a reduction in gross profit as a percentage of net sales when compared to 2000. The modular housing and building segment's gross profit included significant contributions from acquired companies. Although the Company shifted its marketing emphasis to larger, more complex homes where demand is generally less cyclical and margins are higher, the increase in the mix of lower margin commercial sales resulted in an overall reduced gross profit as a percent of net sales for the modular housing and building segment.

Operating expenses, which include selling, delivery, general and administrative expenses, were $87.9 million, or 15.0% of net sales in 2001, compared with $93.9, or 12.9% of sales in 2000. Delivery expenses were $31.4 million, or 5.4% of net sales in 2001, compared with $31.9 million, or 4.4% of net sales in 2000. Delivery expenses as a percentage of sales are considerably higher for the modular housing and building segment as compared to the recreational vehicle segment. With the acquisitions in 2001 and 2000, the modular housing and building segment contributed a greater percentage of overall Company sales in 2001 as compared to 2000, resulting in an increase in delivery expense as a percentage of net sales. Selling expenses for 2001, at $21.8 million or 3.7% of net sales, improved slightly as a percentage of sales from the $28.4 million or 3.9% of net sales in 2000. General and administrative expenses were $34.8 million, or 5.9% of net sales in 2001, compared with $33.6 million, or 4.6% of net sales in 2000. The percentage increase in general and administrative expenses compared to sales in 2001 was primarily the result of goodwill amortization and other general and administrative expenses for companies acquired in 2001 and near the end of 2000.

Operating loss was $4.5 million in 2001 compared with operating income of $2.5 million in 2000, a decrease of $7.0 million. This decrease was consistent with the $13.0 million decrease in gross profit offset by the overall decrease of $6.0 million in operating expenses.

Interest expense for 2001 and 2000 was $2.3 million and $2.2 million, respectively. Interest expense varies with the amount of long-term debt and the amount of premiums borrowed by the Company against the cash surrender value of the Company's investment in life insurance contracts. Interest expense increased as a result of assumed debt obligations in the acquisitions of Mod-U-Kraf Homes, Miller Building and Kan Build offset by lower interest rates on outstanding borrowings. Investment income decreased to $.5 million from $1.4 million in 2000. The decrease in investment income was principally due to less funds being invested in 2001 than in 2000 and a sharp decrease in interest rates during 2001.

The gain on sale of properties decreased $.6 million in 2001 to $.3 million. There were no major gains on the sale of properties in 2001, while such gains did occur in 2000. Assets are continually analyzed and every effort is made to sell or dispose of properties that are determined to be excess or unproductive.

Pretax loss for 2001 was $6.1 million compared with pretax income of $2.9 million for 2000. The Company's RV segment incurred a pretax loss of $11.6 million, or (3.3)% of recreational vehicle net sales in 2001, compared with a pretax loss of $5.0 million, or (.9)% of the RV segment's net sales in 2000. The modular housing and building segment produced 2001 pretax income of $15.5 million and in 2000, $11.9 million, or 6.3% of modular net sales for both periods (see Note 2 of Notes to Consolidated Financial Statements). The pretax income (loss) of the two segments does not include an allocation of additional depreciation expense of $1.9 million in 2001 and $1.8 million in 2000 associated with the enterprise-wide technology systems which were placed in service during 1999. This corporate expense is included in "other reconciling items" in the segment disclosures (see Note 2 of Notes to Consolidated Financial Statements).

The provision for income taxes was a benefit of $2.2 million for 2001 versus an expense of $.7 million for 2000, representing an effective tax rate of (35.4%) and 25.0%, respectively. The Company's effective tax rate fluctuates based upon the states where sales occur, the level of export sales, the mix of nontaxable investment income and other factors (see Note 10 of Notes to Consolidated Financial Statements).

The net loss for the year ended December 31, 2001 was $4.0 million ($(.25) per diluted share) compared to net income of $2.2 million ($.14 per diluted share) for 2000.

LIQUIDITY AND CAPITAL RESOURCES

The Company generally relies on funds from operations as its primary source of working capital and liquidity. In addition, the Company maintains a $30 million secured line of credit to meet its seasonal working capital needs (see Note 5 of Notes to Consolidated Financial Statements). This credit line was not utilized in 2002. During 2001, there were borrowings of $13.5 million under the credit facilities to finance the cash purchase price of Kan Build and such borrowings were subsequently repaid. There were no short-term borrowings outstanding at December 31, 2002, 2001 or 2000.

The Company's operating activities have been the principal source of cash flows in each of the last three years. Operating cash flows were $13.0 million, $41.3 million and $29.9 million for 2002, 2001 and 2000, respectively. For the year 2002, net income, adjusted for depreciation, was a significant factor in generating operating cash flows, which were offset by increases in trade receivables and inventories. The increase in receivables was related to the 13.3% increase in annual sales and the 28.5% increase in fourth quarter sales volume. In 2001, depreciation and the decreases in receivables and inventories, offset somewhat by decreases in trade accounts payable, were the major sources of cash flows. The decrease in receivables was directly related to the decrease in total net sales for the fourth quarter of 2001 compared to the same period in 2000. For the year 2000, depreciation and decreases in receivables and inventories, net of acquired companies, were the major sources of operating cash flows.

Investing activities provided cash of $4.8 million in 2002 and used cash of $4.4 million and $25.0 million in 2001 and 2000, respectively. In 2002, the sale of property and equipment, including real estate held for sale and rental properties provided cash flows of $10.0 million. In 2001, investment activities were mainly attributable to the acquisition of Kan Build. The sale of marketable securities, net of purchases, provided cash flows of $3.9 million and $12.7 million for 2001 and 2000, respectively. In 2000, these proceeds were used in part to fund the acquisition of Mod-U-Kraf Homes. Proceeds from the sale of businesses provided cash of $4.8 million in 2000 while acquisitions of businesses consumed cash of $7.7 million in 2001 and $34.4 million in 2000 (see Note 11 of Notes to Consolidated Financial Statements). Otherwise the principal use of cash for investing activities in each of the last three years has been for property, plant and equipment acquisitions. Capital expenditures during 2002 consisted mainly of completion of a new office building for Mod-U-Kraf Homes and investments in machinery and equipment and transportation equipment for both the recreational vehicle segment and the modular housing and building segment. Major capital expenditures during 2001 included the completion of the Milliken, Colorado facility which was under construction at the time of the Kan Build acquisition. Major capital expenditures during 2000 included expanding production facilities in North Carolina and Iowa for the modular housing and building segment.

In 2002, the principal use of cash flows from financing activities was the $18.5 million used to repay borrowings against life insurance policies, and $7.9 million used to purchase common shares under the Company's share repurchase program. In 2001, cash flows from financing activities reflected borrowings of $13.5 million, which were used for the purchase of Kan Build. This was subsequently repaid during the year along with $7.9 million of long-term debt acquired with the purchase. In 2000, cash flows reflected short-term borrowings and repayment of $30.0 million, which was used for the purchase of Miller Building. Other financing activities for 2002, 2001 and 2000, which used cash in each of the years, were payments of long-term debt and cash dividends. These negative cash flows were partially offset by the issuance of common shares under stock option and stock purchase plans. For a more detailed analysis of the Company's cash flows for each of the last three years, see the Consolidated Statements of Cash Flows.

The Company's cash and temporary cash investments at December 31, 2002 were $16.5 million, or a decrease of $11.9 million from 2001. The Company anticipates that available funds, together with anticipated cash flows generated from future operations and amounts available under its existing credit facilities, will be sufficient to fund future planned capital expenditures and other operating cash requirements through the end of 2003. In addition, the Company has $7.6 million of marketable securities available, if needed, for operations.

A downturn in the U.S. economy, lack of consumer confidence and other factors adversely impact the RV industry. This has a negative impact on the Company's sales of recreational vehicles and also increases the Company's risk of loss under repurchase agreements with lenders to the Company's independent dealers (see Note 12 of Notes to Consolidated Financial Statements and Critical Accounting Policies on next page).

In 2002, working capital decreased $8.4 million, from $102.0 million to $93.6 million. The $6.9 million decrease in current assets at December 31, 2002 versus December 31, 2001 was primarily due to a decrease in cash and marketable securities. The $1.6 million increase in current liabilities is substantially due to increases in accrued income taxes and other accrued expenses.

The Company anticipates capital expenditures in 2003 of approximately $10 million. The major planned projects include construction of a new manufacturing facility in Middlebury, Indiana at an estimated cost of $4.0 million. This facility will provide increased capacity for Class C motorized production. The Company also has plans to purchase a facility in Fitzgerald, Georgia to be used for towable production at an approximate cost of $2.0 million. This expansion will provide increased capacity and enable the Company to produce laminated towable products for the Southeast market. These products had previously been delivered from the Middlebury complex, incurring additional shipping costs. The Company is also beginning the construction of a new service facility at the RV dealership located in Colfax, North Carolina at an estimated cost of $1.25 million. This new facility will enable the Company to expand its service operations in the Southeast market. The balance of the planned capital expenditures for 2003 will be for purchase or replacement of machinery and equipment and transportation equipment to be used in the ordinary course of business.

PRINCIPAL CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company's future contractual obligations for agreements with initial terms greater than one year are summarized as follows (in thousands):

	Payment Period					
	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$902.0	$894.9	$1,168.0	$1,165.0	$1,570.0	$5,299.6
Operating leases	239.0	116.5	65.9	55.5	42.5	21.2

The Company's additional borrowing capacity and additional commercial commitments, along with the expected expiration period of the commitment, is summarized as follows (in thousands):

	Total Amounts Committed	Amount of Commitment Expiration Per Period: Less Than One Year	In Excess of One Year
Lines and letters of credit	$30,000.0	$30,000.0	$ -
Guarantees	895.8	-	895.8
Standby repurchase obligations	204,000.0	204,000.0	-

CRITICAL ACCOUNTING POLICIES

The following discussion of accounting policies is intended to supplement the summary of significant accounting policies presented in Note 1 of the Notes to Consolidated Financial Statements. These policies were selected because they are broadly applicable within our operating units and they involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related income statement, asset and/or liability amounts.

INVESTMENTS - The Company regularly reviews its investment portfolio for any unrealized losses that would be deemed other-than-temporary and require the recognition of an impairment loss in earnings. Management uses criteria such as the period of time that securities have been in an unrealized loss position, types of securities and their related industries, as well as published investment rating and analyst reports to evaluate their portfolio. Management considers the unrealized losses at December 31, 2002 to be temporary in nature.

IMPAIRMENT OF GOODWILL - INDEFINITE-LIVED INTANGIBLES - The Company evaluates the carrying amounts of goodwill and indefinite-lived intangible assets annually to determine if they may be impaired. If the carrying amounts of the assets are not recoverable based upon discounted cash flow analysis, they are reduced by the estimated shortfall of fair value compared to the recorded value. The Company completed the annually required valuation process and no impairment losses were recognized in 2002. However, should actual results or changes in future expectations differ from those projected by management, goodwill impairment may be required and may be material.

WARRANTY RESERVES - The Company offers to its customers a variety of warranties on its products ranging from 1 to 2 years in length and up to ten years on certain structural components. Estimated costs related to product warranty are accrued at the time of sale and included in cost of sales. Estimated costs are based upon past warranty claims and sales history and adjusted as required to reflect actual costs incurred, as information becomes available. Warranty expense totaled $16.6 million, $16.8 million and $15.5 million in 2002, 2001 and 2000, respectively. Accrued liabilities for warranty expense at December 31, 2002 and 2001 were $8.8 million and $8.4 million, respectively.

LITIGATION AND PRODUCT LIABILITY RESERVES - At December 31, 2002 the Company had reserves for numerous other loss exposures, such as product liability ($3.7 million) and litigation ($1.5 million) (see Note 12 of Notes to Consolidated Financial Statements). Establishing loss reserves for these matters requires the use of estimates and judgment in regards to risk exposure and ultimate liability. The Company estimates losses under the programs using consistent and appropriate methods; however, changes in assumptions could materially affect the Company's recorded liabilities for loss.

NEW AND PENDING ACCOUNTING POLICIES

(See New Accounting Pronouncements in Note 1 of the Notes to Consolidated Financial Statements).

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain statements that are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, the potential fluctuations in the Company's operating results; the condition of the telecommunications industry which purchases modular structures; the availability and price of gasoline, which can impact the sale of recreational vehicles; availability of chassis, which are used in the production of many of the Company's recreational vehicle products; interest rates, which affect the affordability of the Company's products; changing government regulations, such as those covering accounting standards, environmental matters or product warranties and recalls, which may affect costs of operations, revenues, product acceptance and profitability; legislation governing the relationships of the Company with its recreational vehicle dealers, which may affect the Company's options and liabilities in the event of a general economic downturn; the impact of economic uncertainty on high-cost discretionary product purchases, which can hinder the sales of recreational vehicles; the demand for commercial structures in the various industries that the modular housing and building segment serves; the ability of the housing and building segment to perform in new market segments where it has limited experience; and also on the state of the recreational vehicle and modular housing and building industries in the United States. Other factors affecting forward-looking statements include the cyclical and seasonal nature of the Company's businesses, adverse weather, changes in property taxes and energy costs, changes in federal income tax laws and federal mortgage financing programs, changes in public policy, competition in these industries, the Company's ability to maintain or increase gross margins which are critical to profitability whether there are or are not increased sales; the outbreak of war and other significant national and international events; and other risks and uncertainties. The foregoing list is not exhaustive, and the Company disclaims any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements.

At times, the Company's actual performance differs materially from its projections and estimates regarding the economy, the recreational vehicle and modular housing and building industries and other key performance indicators. Readers of this Report are cautioned that reliance on any forward-looking statements involves risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward-looking statements contained in this Report will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's objectives will be achieved.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, operations of the Company are exposed to fluctuations in interest rates. These fluctuations can vary the costs of financing and investing yields. The Company did not utilize its credit facility in 2002. In 2001, the Company utilized its credit facility in connection with the acquisition of Kan Build and such borrowings were repaid within six months. Short-term borrowings were utilized in 2000 in connection with the Miller Building acquisition and were repaid within sixty days. Accordingly, changes in interest rates would primarily impact the Company's long-term debt. At December 31, 2002, the Company had $11.0 million of long-term debt, including current maturities. Long-term debt consists mainly of industrial development revenue bonds that have variable or floating rates. At December 31, 2002, the Company had $7.6 million invested in short-term and $4.5 million in long-term marketable securities. The Company's marketable securities consist of public utility preferred stocks which typically pay quarterly fixed rate dividends. These financial instruments are subject to market risk in that available energy supplies and changes in available interest rates would impact the market value of the preferred stocks. As discussed in Note 1 of the Notes to Consolidated Financial Statements, the Company utilizes U.S. Treasury bond future options as a protection against the impact of increases in interest rates on the fair value of the Company's investments in these fixed rate preferred stocks. Outstanding options are marked to market with market value changes recognized in current earnings. The U.S. Treasury bond futures options generally have terms ranging from 90 to 180 days. Based on the Company's overall interest rate exposure at December 31, 2002, including variable or floating rate debt and derivatives used to hedge the fair value of fixed rate preferred stocks, a hypothetical 10 percent change in interest rates applied to the fair value of the financial instruments as of December 31, 2002, would have no material impact on earnings, cash flows or fair values of interest rate risk sensitive instruments over a one-year period.

UNAUDITED INTERIM FINANCIAL INFORMATION

Certain selected unaudited quarterly financial information for the years ended December 31, 2002 and 2001 is as follows (in thousands, except per share amounts):

	2002 Quarter Ended			
	March 31	June 30	September 30	December 31
Net sales	$152,846	$170,725	$177,535	$164,086
Gross profit	18,270	26,299	29,445	25,205
Net income (loss)	(590)	3,563	4,296	2,660
Net income (loss) per common share:				
Basic	(.04)	.22	.27	.17
Diluted	(.04)	.22	.27	.17

	2001 Quarter Ended			
	March 31	June 30	September 30	December 31
Net sales	$151,120	$160,303	$148,060	$127,729
Gross profit	14,229	25,861	24,548	18,807
Net income (loss)	(4,940)	1,424	1,005	(1,440)
Net income (loss) per common share:				
Basic	(.31)	.09	.06	(.09)
Diluted	(.31)	.09	.06	(.09)

The fourth quarter of 2002 was adversely impacted by $455 of special charges related to closing a manufacturing facility located in New York that specialized in producing modular structures for the telecom industry. Equipment related to the production of these products was relocated to the Pennsylvania facility. Closing costs included reconditioning the abandoned leased facility and writing down finished goods to estimated realizable value.

Also included in the fourth quarter of 2002 were gains of $747 from the sale of two previously closed Company-owned dealerships and a gain of $444 from the sale of the previously closed Oregon manufacturing facility.

The fourth quarter of 2001 was adversely impacted by a $469 special charge which consisted of writing down the carrying value of certain real estate not currently used in production. In addition, the 2001 fourth quarter's operating results were adversely affected by increased accruals for prior years state taxes and for estimated losses under repurchase agreements as a result of the unfavorable market conditions affecting the recreational vehicle industry.

To comply with EITF 01-09, certain dealer incentives which were previously reported as delivery and selling expenses in the Company's quarterly reports on Form 10-Q have been reclassified as a reduction of revenue.

ERNST & YOUNG

Board of Directors and Shareholders
Coachmen Industries, Inc.

We have audited the accompanying consolidated balance sheets of Coachmen Industries, Inc. (the Company) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Coachmen Industries, Inc. and subsidiaries for the year ended December 31, 2000, were audited by other auditors whose report dated February 2, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coachmen Industries, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

Grand Rapids, Michigan
January 30, 2003

CONSOLIDATED BALANCE SHEETS
as of December 31 (in thousands)

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and temporary cash investments	$ 16,549	$ 28,416
Marketable securities	7,641	12,180
Trade receivables, less allowance for doubtful receivables 2002 - $861 and 2001 - $972	29,408	23,756
Other receivables	1,572	2,162
Refundable income taxes	2,878	2,241
Inventories	85,010	80,477
Prepaid expenses and other	4,412	4,656
Deferred income taxes	6,885	7,319
Total current assets	154,355	161,207
Property, plant and equipment, net	78,889	80,233
Goodwill	18,954	18,954
Cash value of life insurance, net of loans	33,155	13,454
Real estate held for sale	276	11,129
Other	7,566	3,583
TOTAL ASSETS	$293,195	$288,560

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable, trade	$ 18,801	$ 18,944
Accrued income taxes	1,222	494
Accrued expenses and other liabilities	39,856	38,846
Current maturities of long-term debt	902	917
Total current liabilities	60,781	59,201
Long-term debt	10,097	11,001
Deferred income taxes	4,123	1,257
Other	8,768	8,461
Total liabilities	83,769	79,920
COMMITMENTS AND CONTINGENCIES (Note 12)		
SHAREHOLDERS' EQUITY		
Common shares, without par value: authorized 60,000 shares; issued 2002 – 21,062 shares and 2001 - 21,046 shares	91,283	91,072
Additional paid-in capital	6,133	5,755
Accumulated other comprehensive income (loss)	(661)	(931)
Retained earnings	169,054	162,646
Treasury shares, at cost, 2002 – 5,395 shares and 2001 – 5,110 shares	(56,383)	(49,902)
Total shareholders' equity	209,426	208,640
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$293,195	$288,560

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31
(in thousands, except per share amounts)

	2002	2001	2000
Net sales	$665,192	$587,212	$728,018
Cost of sales	565,973	503,767	631,609
Gross profit	99,219	83,445	96,409
Operating expenses:			
Delivery	30,324	31,354	31,898
Selling	23,828	21,786	28,358
General and administrative	32,046	34,794	33,637
	86,198	87,934	93,893
Operating income (loss)	13,021	(4,489)	2,516
Nonoperating (income) expense:			
Interest expense	1,476	2,298	2,152
Investment income	(463)	(476)	(1,401)
Gain on sale of properties, net	(2,343)	(303)	(891)
Other (income) expense, net	(645)	110	(231)
	(1,975)	1,629	(371)
Income (loss) before income taxes	14,996	(6,118)	2,887
Income taxes (benefit)	5,067	(2,167)	723
Net income (loss)	$ 9,929	$ (3,951)	$ 2,164
Earnings (loss) per common share:			
Basic	$ .62	$ (.25)	$ .14
Diluted	62	(.25)	.14
Shares used in the computation of earnings per common share:			
Basic	15,996	15,835	15,584
Diluted	16,107	15,835	15,639

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

for the years ended December 31, 2002, 2001 and 2000 (in thousands, except per share amounts)

	Common Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income(Loss)	Retained Earnings	Treasury Shares		Total Shareholders' Equity
	Number	Amount				Number	Amount	
Balance at January 1, 2000	20,971	$90,405	$4,623	$ -	$170,716	(5,443)	$(52,098)	$213,646
Net income	-	-	-	-	2,164	-	-	2,164
Issuance of common shares upon the exercise of stock options net of tax benefit of $91	21	173	(217)	-	-	109	748	704
Issuance of common shares under employee stock purchase plan	28	283	-	-	-	-	-	283
Issuance of common shares from treasury	-	-	200	-	-	17	109	309
Conversion of stock options of acquired business to stock options of the Company	-	-	957	-	-	-	-	957
Cash dividends of $.20 per common share	-	-	-	-	(3,114)	-	-	(3,114)
Balance at December 31, 2000	21,020	90,861	5,563	-	169,766	(5,317)	(51,241)	214,949
Net loss	-	-	-	-	(3,951)	-	-	(3,951)
Net unrealized loss on securities net of tax benefit of $510	-	-	-	(931)	-	-	-	(931)
Total comprehensive loss								(4,882)
Issuance of common shares upon the exercise of stock options net of tax benefit of $10	-	-	(258)	-		176	1,414	1,156
Issuance of common shares under employee stock purchase plan	26	211	-	-	-	-	-	211
Issuance of common shares from treasury	-	-	450	-	-	84	588	1,038
Acquisition of common shares for treasury	-	-	-	-	-	(53)	(663)	(663)
Cash dividends of $.20 per common share	-	-	-	-	(3,169)	-	-	(3,169)
Balance at December 31, 2001	21,046	91,072	5,755	(931)	162,646	(5,110)	(49,902)	208,640
Net income	-	-	-	-	9,929	-	-	9,929
Reduction in unrealized losses on securities net of taxes of $105	-	-	-	270	-	-	-	270
Total comprehensive income								10,199
Issuance of common shares upon the exercise of stock options net of tax benefit of $121	-	-	(222)	-	-	164	1,044	822
Issuance of common shares under employee stock purchase plan	16	211	-	-	-	-	-	211
Issuance of common shares from treasury	-	-	600	-	-	58	332	932
Acquisition of common shares for treasury	-	-	-	-	-	(507)	(7,857)	(7,857)
Cash dividends of $.22 per common share	-	-	-	-	(3,521)	-	-	(3,521)
Balance at December 31, 2002	21,062	$91,283	$6,133	$ (661)	$169,054	(5,395)	$(56,383)	$209,426

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31 (in thousands)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 9,929	$ (3,951)	$ 2,164
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	9,927	10,890	10,941
Amortization and write-off of intangibles	-	1,179	273
Provision for doubtful receivables	183	379	435
Provision for write-down of property to net realizable value	-	869	-
Net realized and unrealized losses on marketable securities and derivatives	1,048	1,759	1,112
Gain on sale of properties, net of losses	(2,343)	(303)	(891)
Increase in cash surrender value of life insurance policies	(1,472)	(1,203)	(903)
Deferred income taxes	2,802	(1,035)	(1,758)
Other	1,529	901	976
Changes in certain assets and liabilities, net of effects of acquisitions and dispositions:			
Trade receivables	(5,245)	14,572	14,631
Inventories	(4,533)	21,365	12,420
Prepaid expenses and other	244	(2,378)	955
Accounts payable, trade	(143)	(5,744)	(8,237)
Income taxes - accrued and refundable	91	1,998	(942)
Accrued expenses and other liabilities	1,010	1,996	(1,244)
Net cash provided by operating activities	13,027	41,294	29,932
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of marketable securities	32,157	51,672	134,673
Proceeds from sale of properties	10,004	1,800	1,931
Proceeds from sale of businesses	-	-	4,826
Proceeds from notes receivable	-	3,244	-
Investments in marketable securities	(31,756)	(47,752)	(121,972)
Purchases of property and equipment	(5,283)	(4,719)	(8,222)
Acquisitions of businesses, net of cash acquired	-	(7,707)	(34,351)
Other	(294)	(922)	(1,898)
Net cash provided by (used in) investing activities	4,828	(4,384)	(25,013)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from short-term borrowings	-	-	30,000
Payments of short-term borrowings	-	-	(30,000)
Proceeds from long-term debt	-	13,500	-
Payments of long-term debt	(919)	(22,143)	(4,447)
Repay borrowings against cash value of life insurance policies	(18,458)	-	
Issuance of common shares under stock incentive plans	912	1,357	896
Tax benefit from stock options exercised	121	10	91
Cash dividends paid	(3,521)	(3,169)	(3,114)
Purchases of common shares for treasury	(7,857)	(663)	-
Net cash used in financing activities	(29,722)	(11,108)	(6,574)
Increase (decrease) in cash and temporary cash investments	(11,867)	25,802	(1,655)
CASH AND TEMPORARY CASH INVESTMENTS			
Beginning of year	28,416	2,614	4,269
End of year	$ 16,549	$ 28,416	$ 2,614
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,153	$ 2,624	$ 2,192
Income taxes	4,626	1,480	3,770

See Notes to Consolidated Financial Statements.

(in thousands, except per share amounts)

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES

NATURE OF OPERATIONS - Coachmen Industries, Inc. and its subsidiaries (the "Company") manufacture a full array of recreational vehicles and modular housing and buildings. Recreational vehicles are sold through a nationwide dealer network. The modular products (modular homes, townhouses and specialized structures) are sold to builders/dealers or directly to the end user for certain specialized modular structures.

PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of Coachmen Industries, Inc. and its subsidiaries, all of which are wholly or majority owned. In 2002, the Company formed a joint venture in which it owns a 94% interest. The venture's financial position, minority interest and operating results were not significant to the Company's consolidated financial statements. All material intercompany transactions have been eliminated.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION - For the recreational vehicle segment, the shipping terms are free on board ("FOB") shipping point and title and risk of ownership are transferred to the independent dealers at that time. Accordingly, sales are recognized as revenue at the time the products are shipped. For the modular housing and building segment, the shipping terms are generally FOB destination. Title and risk of ownership are transferred when the Company completes installation of the product. The Company recognizes the revenue at the time delivery and installation are completed. Revenue from final set-up procedures, which are perfunctory, is deferred and recognized when such set-up procedures are completed.

CASH FLOWS AND NONCASH ACTIVITIES - For purposes of the consolidated statements of cash flows, cash and temporary cash investments include cash, cash investments and any highly liquid investments purchased with original maturities of three months or less.

Noncash investing and financing activities are as follows:

	2002	2001	2000
Issuance of common shares, at market value, in lieu of cash compensation	$ 932	$ 1,038	$ 309
Liabilities assumed in business acquisitions	-	12,728	21,926
Liabilities assumed by buyers in the disposition of businesses	-	-	1,141

CONCENTRATIONS OF CREDIT RISK - Financial instruments which potentially subject the Company to credit risk consist primarily of cash and temporary cash investments and trade receivables. At December 31, 2002 and 2001, cash and temporary cash investments include $12.7 million and $23.6 million, respectively, invested in money market accounts and short-term bond funds.

The Company has a concentration of credit risk in the recreational vehicle industry, although there is no geographic concentration of credit risk. The Company performs ongoing credit evaluations of its customers' financial condition and sales to its recreational vehicle dealers are generally subject to pre-approved dealer floor plan financing whereby the Company is paid upon delivery or shortly thereafter. The Company generally requires no collateral from its customers. Future credit losses are provided for currently through the allowance for doubtful receivables and actual credit losses are charged to the allowance when incurred.

MARKETABLE SECURITIES - Marketable securities consist of public utility preferred stocks which pay quarterly cash dividends. The preferred stocks are part of a dividend capture program whereby preferred stocks are bought and held for the purpose of capturing the preferred dividend. The securities are available to be sold after exceeding the minimum 45 or 90-day holding period required for favorable tax treatment and the proceeds are reinvested again in preferred stocks. The Company's dividend capture program is designed to maximize dividend income which is 70% excludable from taxable income under the Internal Revenue Code and related state tax provisions. The Company accounts for its marketable securities under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires certain securities to be categorized as either trading, available-for-sale or held-to-maturity. Based on the Company's intent to invest in the securities at least through the minimum holding period, the Company's marketable securities at December 31, 2002 and 2001 are classified as available-for-sale and, accordingly, are carried at fair value with net unrealized appreciation (depreciation) recorded as a separate component of shareholders' equity. The cost of securities sold is determined by the specific identification method and are classified as both short-term marketable securities and long-term other assets, depending on the intended holding period.

The cost, unrealized gains and losses, and market value of securities available for sale as of December 31, 2002 and 2001 are as follows:

	2002	2001
Cost	$12,101	$13,673
Unrealized gains	360	265
Unrealized losses	(1,460)	(1,758)
Market value	11,001	12,180

(in thousands, except per share amounts)

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES Continued

The Company utilizes U.S. Treasury bond futures options as protection against the impact of increases in interest rates on the fair value of the Company's investments in marketable securities (fixed rate preferred stocks). The options are marked to market with market value changes recognized in the consolidated statements of operations in the period of change. At December 31, 2002 and 2001, the carrying amounts of U.S. Treasury bond futures options, which are derivative instruments, aggregated $11 and $35, respectively.

Investment income consists of the following for the years ended December 31:

	2002	2001	2000
Interest income	$ 818	$1,079	$ 836
Dividend income on preferred stocks	839	646	1,677
Net realized gains (losses) on sale of preferred stocks	(920)	(1,252)	(189)
Net realized gains (losses) on closed U.S. Treasury bond futures options	(240)	55	(821)
Unrealized gains (losses) on open U.S. Treasury bond futures options	(34)	(52)	(102)
Total	$ 463	$ 476	$1,401

FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts of cash and temporary cash investments, receivables and accounts payable approximated fair value as of December 31, 2002 and 2001, because of the relatively short maturities of these instruments. The carrying amount of long-term debt, including current maturities, approximated fair value as of December 31, 2002 and 2001, based upon terms and conditions currently available to the Company in comparison to terms and conditions of the existing long-term debt. The Company has investments in life insurance contracts principally to fund obligations under deferred compensation agreements (see Note 9). At December 31, 2002, the carrying amount of life insurance policies, which equaled their fair value, was $33.1 million. At December 31, 2001, the carrying amount of these policies was $13.5 million ($31.0 million net of $17.5 million of policy loans). During 2002, to better utilize the Company's available cash, borrowings against these policies totaling $18.5 million were repaid.

As required by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company adopted the requirements of SFAS No. 133 effective January 1, 2001. SFAS No. 133, as amended by Statement No.'s. 137 and 138, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company utilizes U.S. Treasury bond futures options, which are derivative instruments, and changes in market value are recognized in current earnings.

INVENTORIES - Inventories are valued at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is computed by the straight-line method on the costs of the assets, at rates based on their estimated useful lives as follows: land improvements 3-15 years; buildings and improvements 10-30 years; machinery and equipment 3-10 years; transportation equipment 2-7 years; and office furniture and fixtures, including capitalized computer software, 2-10 years. Upon sale or retirement of property, plant and equipment, including real estate held for sale and rental properties, the asset cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is included in earnings.

EVALUATION OF IMPAIRMENT OF LONG-LIVED ASSETS - In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which revised the standard for accounting for goodwill and other intangible assets. Statement No. 142 requires that goodwill and indefinite-lived identifiable intangible assets no longer be amortized, but be tested for impairment at least annually based on their estimated fair market values. Any impairment of goodwill must be recognized currently as a charge to earnings in the financial statements. The provisions for SFAS No. 142 became effective on January 1, 2002 and required full implementation of the impairment measurement provisions by December 31, 2002. The Company completed its initial impairment analysis under SFAS No. 142 in June 2002 and performed its annual impairment analysis as of October 31, 2002. Based on the estimated fair values of the Company's reporting units using a discounted cash flows valuation, no goodwill for any unit was evaluated as impaired. Effective January 1, 2002, the Company discontinued recording goodwill amortization expense. Application of the non-amortization provisions of Statement No. 142 in prior years is as follows:

	2002	2001	2000
Reported net income (loss)	$9,929	$(3,951)	$2,164
Add back: Goodwill amortization, net of tax	-	762	205
Adjusted net income (loss)	$9,929	$(3,189)	$2,369

	2002	2001	2000
Basic earnings (loss) per share:			
Reported basic net income (loss) per share	$ .62	$ (.25)	$ .14
Goodwill amortization	-	.05	.01
Adjusted basic earnings (loss) per share	$ .62	$ (.20)	$ .15
Diluted earnings (loss) per share:			
Reported diluted net income (loss) per share	$ .62	$ (.25)	$ .14
Goodwill amortization	-	.05	.01
Adjusted diluted earnings (loss) per share	$ .62	$ (.20)	$ .15

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. The Company was required to adopt Statement No. 144 as of January 1, 2002.

The Company is actively marketing certain real property, which is no longer being used in the operations of the business. However, under the transition rules contained in SFAS No. 144, certain of these assets no longer qualified as assets held for sale at December 31, 2002. Under the definition contained in the statement, approximately $3.8 million of these assets were reclassified to assets held and used at that date and re-measured at the lower of their original carrying amount adjusted for depreciation had the asset been in continuous use or to its fair value. As a result, additional depreciation of $.2 million was recognized in 2002 to comply with the pronouncement. Assets classified as held for sale at December 31, 2002 are expected to be sold in 2003.

The Company periodically reviews its long-lived assets and finite lived intangible assets for impairment and assesses whether significant events, changes in business circumstances or economic trends indicate that the carrying value of the assets may not be recoverable. An impairment loss, equal to the difference between carrying value and fair value, is recognized when the carrying amount of an asset exceeds the anticipated undiscounted future cash flows expected to result from use of the asset and its eventual disposal.

INTANGIBLES - Prior to the adoption of SFAS No. 142 on January 1, 2002, intangibles, consisting principally of excess of cost over the fair value of net assets of businesses acquired ("goodwill"), had been amortized on a straight-line basis over 5 to 40 years.

INCOME TAXES - The Company recognizes income tax expense in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are established for the expected future tax consequences of events that have been included in the financial statements or tax returns using enacted tax rates in effect for the years in which the differences are expected to reverse and is subject to ongoing assessment of realizability. Deferred income tax expense (benefit) represents the change in net deferred tax assets and liabilities during the year.

RESEARCH AND DEVELOPMENT EXPENSES - Research and development expenses charged to operations were approximately $6,370, $6,583 and $5,959 for the years ended December 31, 2002, 2001 and 2000, respectively.

WARRANTY EXPENSE - The Company offers to its customers a variety of warranties on its products ranging from 1 to 2 years in length and up to ten years on certain structural components. Estimated costs related to product warranty are accrued at the time of sale and included in cost of sales. Estimated costs are based upon past warranty claims and sales history and adjusted as required to reflect actual costs incurred, as information becomes available. Warranty expense totaled $16.6 million, $16.8 million and $15.5 million in 2002, 2001 and 2000, respectively.

Changes in the Company's warranty liability during the year ended December 31, 2002 were as follows:

Balance of accrued warranty at January 1, 2002	$8,391
Warranties issued during the period and changes in liability for pre-existing warranties	16,575
Cash settlements made during the period	(16,170)
Balance of accrued warranty at December 31, 2002	$8,796

STOCK-BASED COMPENSATION - The Company has stock option plans and an employee stock purchase plan, which are described more fully in Note 8. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net earnings for these plans, as all options granted under these plans have an exercise price equal to the market value of the underlying common stock at the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based compensation.

(in thousands, except per share amounts)

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES Continued

Had the Company adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income (loss) and net income (loss) per share would have been:

	2002	2001	2000
Net income (loss), as reported	$9,929	$(3,951)	$2,164
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	(517)	(690)	(576)
Pro forma net income (loss)	$9,412	$(4,641)	$1,588
Earnings per share:			
Basic – as reported	.62	(.25)	.14
Basic – pro forma	.59	(.29)	.10
Diluted – as reported	.62	(.25)	.14
Diluted – pro forma	.58	(.29)	.10

The pro forma amounts and the weighted-average grant-date fair-value of options granted were estimated using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Risk free interest rate	3.68%	4.33%	5.77%
Expected life	4.00 years	4.00 years	2.75 years
Expected volatility	48.6%	47.7%	46.6%
Expected dividends	1.4%	1.9%	1.7%

VOLUME-BASED SALES AND DEALER INCENTIVES - The Company nets certain volume-based sales rebates against sales revenue. Effective as of January 1, 2002 the Company adopted EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," which required the Company to net against sales or classify as cost of sales certain costs that had previously been classified as selling or delivery expenses. These costs included interest reimbursement expenses, freight subsidies and certain rebates that were not volume-based. The amount of sales incentives reclassified to net sales was $6.7 million and $6.6 million in fiscal years 2001 and 2000, respectively. The adoption of the new EITF pronouncement had no impact on net income.

SHIPPING AND HANDLING COSTS - The Company records freight billed to customers as sales. Costs incurred related to shipping and handling of products are reported as delivery expense in operating expenses.

NEW ACCOUNTING PRONOUNCEMENTS - In July 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No. 146 addresses the timing of recognition and related measurement of the costs of one-time termination benefits. Statement No. 146 is effective for exit activities initiated after December 31, 2002.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," changes current practice in accounting for, and disclosure of, guarantees. Interpretation No. 45 will require certain guarantees to be recorded as liabilities at fair value on the Company's balance sheet. Current practice requires that liabilities related to guarantees be recorded only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, "Accounting for Contingencies." Interpretation No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is another change from current practice. The disclosure requirements of Interpretation No. 45 are effective immediately and are included in Note 12. The initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has not yet determined what effect, if any, the new recognition and measurement provisions will have on the Company's future financial results.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." Statement No. 148 amends Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 to require disclosure in interim financial statements regarding the method used on reported results. The Company does not intend to adopt a fair-value based method of accounting for stock-based employee compensation until a final standard is issued by the FASB that requires this accounting.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) value to the customer on a stand alone basis, (2) there is objective and reliable evidence of the fair value of the undelivered items and

(3) the arrangement includes a general right of return, where delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor. Arrangement consideration should be allocated among the separate deliverables based on their relative fair values. The accounting for revenue arrangements under EITF 00-21 is applicable for all new agreements entered into in fiscal periods beginning after June 15, 2003. The Company has not yet determined what effect, if any, the new recognition and measurement provisions will have on the Company's future financial results.

RECLASSIFICATIONS - Certain reclassifications have been made in the fiscal 2001 and fiscal 2000 consolidated financial statements to conform to the presentation used in fiscal 2002.

2. SEGMENT INFORMATION

The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting, which disaggregates its business by product category. The Company's two reportable segments are recreational vehicles, including related parts and supplies, and modular housing and building. The Company evaluates the performance of its segments and allocates resources to them based on performance. The accounting policies of the segments are the same as those described in Note 1 and there are no inter-segment revenues. Differences between reported segment amounts and corresponding consolidated totals represent corporate income or expenses for administrative functions and income, costs or expenses relating to property and equipment that are not allocated to segments.

The table below presents information about segments, including product class information within the recreational vehicle segment, used by the chief operating decision maker of the Company for the years ended December 31:

	2002	2001	2000
Net sales:			
Recreational Vehicles			
Motorhomes	$272,525	$209,488	$334,571
Travel Trailers and Fifth Wheels	122,200	98,582	146,558
Camping Trailers	21,988	17,656	24,208
Truck Campers	11	632	1,816
Parts and Supplies	18,824	18,287	35,908
Total Recreational Vehicles	435,548	344,645	543,061
Modular Housing and Building	229,644	242,567	184,957
Total	$665,192	$587,212	$728,018

	2002	2001	2000
Pretax income (loss):			
Recreational vehicles	$ 1,903	$(11,631)	$ (4,967)
Modular housing and building	10,058	15,466	11,866
Other reconciling items	3,035	(9,953)	(4,012)
Consolidated total	$ 14,996	$ (6,118)	$ 2,887
Total assets:			
Recreational vehicles	$ 93,571	$ 88,629	$139,383
Modular housing and building	97,765	97,578	100,340
Other reconciling items	101,859	102,353	56,723
Consolidated total	$293,195	$288,560	$296,446

The following specified amounts are included in the measure of segment pretax income or loss reviewed by the chief operating decision maker:

	2002	2001	2000
Interest expense:			
Recreational vehicles	$ 299	$ 209	$ 142
Modular housing and building	528	910	393
Other reconciling items	649	1,179	1,617
Consolidated total	$ 1,476	$ 2,298	$ 2,152
Depreciation:			
Recreational vehicles	$ 2,737	$ 3,643	$ 4,662
Modular housing and building	4,400	4,546	3,568
Other reconciling items	2,790	2,701	2,711
Consolidated total	$ 9,927	$10,890	$10,941

Certain segment amounts previously reported in 2001 and 2000 have been reclassified to conform with the presentation used in 2002.

3. INVENTORIES

Inventories consist of the following:

	2002	2001
Raw materials	$ 28,432	$ 24,224
Work in process	11,054	7,866
Finished goods	45,524	48,387
Total	$ 85,010	$ 80,477

(in thousands, except per share amounts)

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	2002	2001
Land and improvements	$ 17,240	$ 14,103
Buildings and improvements	71,352	68,980
Machinery and equipment	27,337	25,307
Transportation equipment	13,829	14,223
Office furniture and fixtures	18,681	18,427
Total	148,439	141,040
Less, accumulated depreciation	69,550	60,807
Property, plant and equipment, net	$ 78,889	$ 80,233

5. SHORT-TERM BORROWINGS

The Company maintains an Amended and Restated Revolving Credit Facility that provides a secured line of credit aggregating $30 million through June 30, 2003. This agreement was amended on November 5, 2001 to modify available borrowings to $30 million from $50 million, to provide certain collateral to the bank and to modify certain financial covenants to reflect current business conditions. As of December 31, 2002 and December 31, 2001, there were no borrowings outstanding under the Credit Facility. Borrowings under the Credit Facility bear interest equal to: (i) a eurodollar rate plus an applicable margin of 2.0%, or (ii) a floating rate, for any day, equal to the greater of the prime rate or the federal funds effective rate. The Company is also required to pay a facility fee of .5% per annum. The Credit Facility is secured by the accounts receivable and inventory of material subsidiaries.

The Credit Facility also contains customary affirmative and negative covenants including financial covenants requiring the maintenance of a specified consolidated current ratio, fixed charge coverage ratio, leverage ratio and a required minimum net worth. At December 31, 2002 the Company was in compliance with all related covenants.

6. LONG-TERM DEBT

Long-term debt consists of the following:

	2002	2001
Obligations under industrial development revenue bonds, variable rates (effective weighted average interest rates of 1.7% and 1.9% at December 31, 2002 and 2001, respectively), with various maturities through 2015	$10,930	$11,795
Obligations under Community Development Block Grants, fixed rates of 3.5% and 4.5% with various maturities through 2005	69	123
Subtotal	10,999	11,918
Less, current maturities of long-term debt	902	917
Long-term debt	$10,097	$11,001

Principal maturities of long-term debt during the four fiscal years succeeding 2003 are as follows: 2004 - $895; 2005 - $1,168; 2006 - $1,165 and 2007 - $1,570.

In connection with the industrial development revenue bond obligations, the Company obtained, as a credit enhancement for the bondholders, irrevocable letters of credit in favor of the bond trustees. Under the industrial revenue bond for the Mod-U-Kraf Homes' manufacturing facility in Virginia, the issuer of the letter of credit holds a first lien and security interest on that facility. The agreements relating to these letters of credit contain, among other provisions, certain covenants relating to required amounts of working capital and net worth and the maintenance of certain required financial ratios. At December 31, 2002, the Company was in compliance with all related covenants. Community Development Block Grants payable to the City of Osage City, Kansas aggregating $69 were obtained as part of the Kan Build acquisition and are payable in monthly installments through 2005.

7. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities at year-end consist of the following:

	2002	2001
Wages, salaries, bonuses and commissions	$ 5,661	$ 3,860
Dealer incentives, including volume bonuses, dealer trips, interest reimbursement, co-op advertising and other rebates	4,368	4,443
Warranty	8,796	8,391
Insurance-products and general liability, workers compensation, group health and other	7,434	7,148
Customer deposits and unearned revenues	5,598	7,318
Other current liabilities	7,999	7,686
Total	$39,856	$38,846

Certain dealer incentives, including volume bonuses, interest reimbursement and other rebates are accounted for as a reduction of revenue in accordance with EITF 00-22 and EITF 01-09 (see Note 1 regarding volume-based sales and dealer incentives).

8. COMMON STOCK MATTERS AND EARNINGS PER SHARE

STOCK OPTION PLAN

The Company has stock option plans, including the 2000 Omnibus Stock Incentive Program (the "2000 Plan") which was approved by the shareholders on May 4, 2000. The 2000 Plan provides for an additional one million common shares to be reserved for grants under the Company's stock option and award plans. The Company's stock option plan provides for the granting of options to directors, officers and eligible key employees to purchase common shares. The 2000 Plan permits the issuance of either incentive stock options or nonqualified stock options. Stock Appreciation Rights ("SARs") may be granted in tandem with stock options or independently of and without relation to options. There were no SARs outstanding at December 31, 2002. The option price for incentive stock options shall be an amount of not less than 100% of the fair market value per share on the date of grant, and the option price for nonqualified stock options shall be an amount of not less than 90% of the fair market value per share on the date the option is granted. No such options may be exercised during the first year after grant, and are exercisable cumulatively in four installments of 25% each year thereafter. Options have terms ranging from five to ten years.

The following table summarizes stock option activity:

	Number of Shares	Weighted-Average Exercise Price
Outstanding, January 1, 2000	866	$18.94
Granted	804	7.79
Canceled	(152)	18.78
Exercised	(130)	4.72
Outstanding, December 31, 2000	1,388	13.83
Granted	72	11.81
Canceled	(268)	16.43
Exercised	(176)	7.18
Outstanding, December 31, 2001	1,016	13.84
Granted	102	16.69
Canceled	(135)	19.37
Exercised	(267)	8.37
Outstanding, December 31, 2002	716	15.74

The granted options in 2000 included 508 options granted to holders of options to acquire shares of an acquired business, Miller Building Systems, Inc. (see Note 11). The weighted average exercise price of these converted options was $6.59 per share and such options were vested and exercisable at the date of conversion.

Options outstanding at December 31, 2002 are exercisable at prices ranging from $4.05 to $24.88 per share and have a weighted average remaining contractual life of 5.0 years. The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2002	Weighted-Average Exercise Price
$4.05 - $12.00	321	7.6	$10.06	151	$8.26
12.01 - 17.00	177	5.5	15.49	66	14.49
17.01 - 22.00	18	4.9	18.80	8	18.92
22.01 - 24.88	200	0.7	24.78	170	24.76
	716			395	

At December 31, 2001 and 2000 there were exercisable options to purchase 640 and 757 shares, respectively, at weighted-average exercise prices of $13.50 and $12.33, respectively. The weighted-average grant-date fair value of options granted during the years ended December 31, 2002, 2001 and 2000 were $6.31, $4.33 and $3.11, respectively. As of December 31, 2002, 1,119 shares were reserved for the granting of future stock options and awards, compared with 1,128 shares at December 31, 2001. The shares available for the granting of future stock options as of December 31, 2000 was revised upward to include the outstanding options exchanged as part of the Miller Building acquisition. Per the adjustment provisions of the 2000 Omnibus Stock Incentive Program, when outstanding employee stock options have been assumed in the acquisition of another corporation or business entity, the aggregate number of shares of Common Stock available for benefits under the Plan shall be increased accordingly.

STOCK AWARD PROGRAMS

On October 19, 1998, the Board of Directors approved a Stock Award Program which provides for the awarding to key employees of up to 109 shares of common stock from shares reserved under the Company's stock option plan. On December 1, 1998, the Company awarded 64 shares to certain employees, subject to the terms, conditions and restrictions of the award program. For the year ended December 31, 2000, no shares were awarded, 12.0 shares were issued and 7.6 awarded shares were canceled. During the year ended December 31, 2001, no

(in thousands, except per share amounts)

8. COMMON STOCK MATTERS AND EARNINGS PER SHARE
Continued

shares were awarded, 9.0 shares were issued and 5.5 awarded shares were canceled. During the year ended December 31, 2002, no shares were awarded, 8.8 shares were issued and .3 shares were canceled. The shares under the stock awards were issuable in four annual installments of 25% beginning one year from the date of grant. The Company recognizes compensation expense over the term of the awards and compensation expense of $196, $201 and $263 was recognized for the years ended December 31, 2002, 2001 and 2000, respectively.

The 2000 Plan also permits the granting of restricted and unrestricted stock awards to the Company's key employees and non-employee directors. In accordance with the provisions of the 2000 Plan, the Board of Directors may grant shares of stock to eligible participants for services to the Company. Restricted shares vest over a period of time as determined by the Board of Directors and are granted at no cost to the recipient. For restricted shares, compensation expense is recognized by the Company over the vesting period at an amount equal to the fair market value of the shares on the grant date. Compensation expense for discretionary unrestricted stock awards is recognized at date of grant. There were 4.6, 15.1 and 4.2 restricted stock awards granted at a weighted average per share grant date fair value of $18.68, $11.48 and $14.34 in 2002, 2001 and 2000, respectively. Compensation expense of $134.0, $64.5 and $13.7 was recognized in the years ended December 31, 2002, 2001 and 2000, respectively.

STOCK PURCHASE PLAN

The Company has an employee stock purchase plan under which a total of 455 shares of the Company's common stock are reserved for purchase by full-time employees through weekly payroll deductions. Shares of the Company's common stock are purchased quarterly by the employees at a price equal to the lesser of 90% of the market price at the beginning or end or the quarter. As of December 31, 2002, there were 224 employees actively participating in the plan. Since its inception, a total of 345 shares have been purchased by employees under the plan. The Company sold to employees 16.5, 26.2 and 27.8 shares at weighted fair values of $12.77, $8.08 and $10.21 in 2002, 2001 and 2000, respectively. Certain restrictions in the plan limit the amount of payroll deductions an employee may make in any one quarter. There are also limitations as to the amount of ownership in the Company an employee may acquire under the plan.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per common share is based on the weighted average number of shares outstanding during the period, after consideration of the dilutive effect of stock options and awards and shares held in deferred compensation plans. Basic and diluted earnings per share were calculated as follows:

	2002	2001	2000
Numerator:			
Net income (loss) available to common stockholders	$ 9,929	$(3,951)	$ 2,164
Denominator:			
Number of shares outstanding, end of period:			
Common stock	15,667	15,936	15,703
Effect of weighted average shares outstanding during period	329	(101)	(119)
Weighted average number of common shares used in basic EPS	15,996	15,835	15,584
Effect of dilutive securities			
Stock options and awards	101	-	55
Deferred compensation plans	10	-	-
Weighted average number of common shares used in diluted EPS	16,107	15,835	15,639

As the Company reported a net loss for the year ended December 31, 2001, 104 common stock equivalents related to stock options did not enter into the computation of diluted earnings per share because their inclusion would have been antidilutive.

For the years ended December 31, 2002, 2001 and 2000, 305, 499 and 620 shares, respectively, of outstanding stock options were not included in the computation of diluted earnings per share because their exercise price was greater than the average market prices for the periods and their inclusion would have been antidilutive.

The sum of quarterly earnings per share may not equal year-to-date earnings per share due to rounding and changes in diluted potential common shares.

SHAREHOLDER RIGHTS PLAN

On October 21, 1999, the Company's Board of Directors adopted a new shareholder rights plan to replace an existing rights plan that was due to expire on February 15, 2000. The new rights plan, which became effective January 12, 2000 (the "Record Date"), provides for a dividend distribution of one common share purchase right (the "Rights") for each outstanding common share to each shareholder of record on the Record Date. The Rights will be represented by common share certificates and will not be exercisable or transferable apart from the common shares until the earlier to occur of (i) ten (10) business days following a public announcement that a person or group of persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding common shares or (ii) ten (10) business days following the commencement of (or announcement of an intention to make) a tender offer or exchange offer if, upon consummation thereof, such an Acquiring Person would be the beneficial owner of 20% or more of the outstanding common shares. Upon the occurrence of the certain events and after the Rights become exercisable, each right would entitle the rightholder (other than the Acquiring Person) to purchase one fully paid and nonaccessable common share of the Company at a purchase price of $75 per share, subject to anti-dilutive adjustments. The Rights are nonvoting and expire February 1, 2010. At any time prior to a person or a group of persons becoming an Acquiring Person, the Company's Board of Directors may redeem the Rights in whole, but not in part, at a purchase price $.01 per Right.

9. COMPENSATION AND BENEFIT PLANS

INCENTIVE COMPENSATION

The Company has incentive compensation plans for its officers and other key management personnel. The amounts charged to expense for the years ended December 31, 2002, 2001 and 2000 aggregated $2,959, $1,665 and $1,085, respectively.

DEFERRED COMPENSATION

The Company has established a deferred compensation plan for executives and other key employees. The plan provides for benefit payments upon termination of employment, retirement, disability, or death. The Company recognizes the cost of this plan over the projected service lives of the participating employees based on the present value of the estimated future payments to be made. The plan is funded by insurance contracts on the lives of the participants. At December 31, 2002, the carrying amount of these policies, which equaled their fair value, was $32.8 million. At December 31, 2001, the carrying amount of these policies was $13.5 million ($31.0 million net of $17.5 million of policy loans). The deferred compensation obligations, which aggregated $7,231 and $7,054 at December 31, 2002 and 2001, respectively, are included in other non-current liabilities, with the current portion ($312 and $302 at December 31, 2002 and 2001, respectively) included in other current liabilities.

In connection with the two business acquisitions in 2000 (see Note 11), the Company assumed obligations under existing deferred compensation agreements. The liabilities recognized in the consolidated balance sheets aggregated $1,109 and $1,268 at December 31, 2002 and 2001, respectively. As part of these acquisitions, the Company assumed ownership of life insurance contracts and trust accounts established for the benefit of participating executives. Such assets, which are valued at fair value, aggregated $680 and $722 at December 31, 2002 and 2001, respectively.

SUPPLEMENTAL DEFERRED COMPENSATION

During 2002, the Company revised its supplemental deferred compensation plan (Mirror Plan) for key employees as a result of the resignation of the plan administrator. The plan had been established in 2001 as determined by the Board of Directors. The plan, as originated, allowed participants to defer compensation only after they had deferred the maximum allowable amount under the Company's 401(k) Plan. The participants directed the Company to invest funds in mutual fund investments and the Company's stock. The Company matched a certain level of participant contributions in cash and Company stock. The matching contributions vested over a five year period. Participant benefits were limited to the value of the vested benefits held on their behalf. Under the revised plan, all elements of the previous plan remain the same except that the investments are no longer funded directly, including the matching contributions and investments in Company stock. Instead, the performance of investments in mutual funds and Company stock as directed by the participant are tracked by the plan administrator and a liability is recorded by the Corporation to the participants based on the performance of the phantom investments.

The Company in 2002 also revised its supplemental deferred compensation plan (SERP Plan) for certain key executive management as a result of the resignation of the plan administrator. The plan had been established in 2001 as determined by the Board of Directors. This plan, as originated, allowed participants to defer compensation without regard to participation in the Company's 401(k) plan. The participants directed the Company to invest funds in mutual fund investments and the Company's stock. The Company matched a certain level of participant contributions in cash and Company stock. The matching contributions vested after a five year period. Participant benefits were limited to the value of the vested benefits held on their behalf. Under the revised plan, all elements of the previous plan remain the same except that the investments are no longer funded directly, including the matching contributions and investments in Company stock. Instead, the performance of investments in mutual funds and Company stock as directed by the participant are tracked by the plan administrator and a liability is recorded by the Corporation to the participants based on the performance of the phantom investments.

Liabilities recorded on the consolidated balance sheets related to these plans as of December 31, 2002 and 2001 are $800 and $414, respectively.

(in thousands, except per share amounts)

9. COMPENSATION AND BENEFIT PLANS
Continued

EMPLOYEE BENEFIT PLANS

Effective January 1, 2000, the Company established a retirement plan (the "Plan"), under Section 401(k) of the Internal Revenue Code that covers all eligible employees. The Plan is a defined contribution plan and allows employees to make voluntary contributions up to 20% of annual compensation. Under the Plan, the Company may make discretionary matching contributions up to 6% of participants' compensation. Expense under the Plan aggregated $1,296, $1,317 and $1,434 for the years ended December 31, 2002, 2001 and 2000, respectively.

10. INCOME TAXES

Income taxes (benefit) are summarized as follows for the year ended December 31:

	2002	2001	2000
Federal:			
Current	$ 1,895	$(1,170)	$ 1,695
Deferred	2,581	(906)	(1,564)
	4,476	(2,076)	131
State:			
Current	370	38	786
Deferred	221	(129)	(194)
	591	(91)	592
Total	$ 5,067	$(2,167)	$ 723

The following is a reconciliation of the provision (benefit) for income taxes computed at the federal statutory rate (34% in 2002 and 2000 and 35% in 2001) to the reported provision (benefit) for income taxes:

	2002	2001	2000
Computed federal income tax (benefit) at federal statutory rate	$ 5,099	$(2,141)	$ 982
Changes resulting from:			
Increase in cash surrender value of life insurance contracts	(389)	(444)	(233)
State income taxes, net of federal income tax benefit	310	-	391
Preferred stock dividend exclusion	(199)	(158)	(399)
Goodwill amortization	-	306	40
Extraterritorial income exclusion/ Foreign Sales Corporation subject to lower tax rate	(34)	(148)	(391)
Settlement of IRS tax examinations	-	-	216
Other, net	280	418	117
Total	$ 5,067	$(2,167)	$ 723

The components of the net deferred tax assets (liabilities) are as follows:

	2002	2001
Current deferred tax asset:		
Accrued warranty expense	$ 3,369	$ 3,357
Inventories	483	589
Receivables	327	366
Other	2,706	3,007
Net current deferred tax asset	$ 6,885	$ 7,319
Noncurrent deferred tax asset (liability):		
Deferred compensation	$ 2,731	$ 2,822
Property and equipment and other real estate	(5,070)	(4,947)
Intangible assets	(2,165)	(851)
Other	381	1,719
Net noncurrent deferred tax liability	$(4,123)	$(1,257)

11. ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS

On February 12, 2001, the Company acquired all of the issued and outstanding shares of capital stock of Kan Build, Inc. ("Kan Build"), a manufacturer of modular buildings. The purchase price aggregated $21.6 million and consisted of $8.9 million cash paid at closing and the assumption of $12.7 million of liabilities. The excess of purchase price over fair value of assets acquired ("goodwill") approximated $4.1 million. The acquisition was accounted for as a purchase and the operating results of Kan Build are included in the Company's consolidated financial statements from the date of acquisition. Prior to 2002, goodwill was being amortized on a straight-line basis over 20 years.

Effective June 30, 2000, the Company acquired all of the issued and outstanding capital stock of Mod-U-Kraf Homes, Inc. ("Mod-U-Kraf"), a manufacturer of modular housing, located in Virginia. The purchase price aggregated $15.1 million and consisted of $9.7 million of cash paid at closing and the assumption of $5.4 million of liabilities. The excess of purchase price over fair value of assets acquired ("goodwill"), approximated $1.5 million. Prior to 2002, goodwill was being amortized on a straight-line basis over 20 years.

On October 31, 2000, the Company acquired all of the issued and outstanding capital stock of Miller Building Systems, Inc. ("Miller Building"). Miller Building designs, manufactures and markets factory-built buildings for use as commercial modular buildings and telecommunication shelters. The purchase price aggregated $43.8 million and consisted of $27.3 million of cash paid at closing and the assumption of $16.5 million of liabilities. In addition to the cash purchase price and assumption of liabilities, the Company assumed Miller Building's obligations under its stock option plan by converting options to acquire Miller Building common shares into options to acquire a like number of common shares of the Company for an adjusted exercise price. The difference between per share fair value of the Company's common shares less adjusted exercise price represented additional purchase price and was accounted for as a credit to additional paid-in capital. The excess of purchase price over fair value of assets acquired ("goodwill") approximated $9.1 million. Prior to 2002, goodwill was being amortized on a straight-line basis over 20 years.

The acquisitions of Mod-U-Kraf Homes and Miller Building were accounted for as a purchase and the operating results of the acquired businesses have been included in the Company's consolidated financial statements from the respective dates of acquisition.

Unaudited pro forma financial information as if these acquisitions had occurred at the beginning of each period is as follows:

	2001	2000
Net sales	$590,734	$830,771
Net income (loss)	(3,922)	4,092
Earnings (loss) per share:		
Basic	$ (.25)	$ .26
Diluted	(.25)	.26

DISPOSITIONS

During the year ended December 31, 2000, the Company disposed of certain business operations within its recreational vehicle segment.

On January 12, 2000, the Company sold certain assets and the business operations of its automotive division (converter of vans and specialty vehicles). The sales price consisted of cash of $2.3 million and the buyer's assumption of certain liabilities.

During the quarter ended September 30, 2000, the Company sold the business operations and assets of its Lux Company subsidiary. The sales price consisted of cash of $2.5 million and the buyers assumption of certain liabilities. The pretax gain on the sale, which was primarily attributable to the sale of real property, approximated $1.2 million.

During the third and fourth quarters of 2000, the Company completed the closing and liquidation of four of its Company-owned dealerships pursuant to its previously announced plan to exit this line of business with the exception of two Company-owned stores which have been retained for research and development and regional service purposes.

Net sales and pretax losses in 2000 (including gains and losses on sale, disposal or liquidation) of these business operations were $50,355 and $(5,195), respectively.

12. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

The Company leases various manufacturing and office facilities under non-cancelable agreements which expire at various dates through March 2008. Several of the leases contain renewal options and options to purchase and require the payment of property taxes, normal maintenance and insurance on the properties. Certain office and delivery equipment is also leased under various non-cancelable agreements. The above described leases are accounted for as operating leases.

Future minimum annual lease commitments at December 31, 2002 aggregated $541 and are payable as follows: 2003 - $239; 2004 - $116; 2005 - $66; 2006 - $56; 2007 - $43 and $21 thereafter. Total rental expense for the years ended December 31, 2002, 2001 and 2000 aggregated $1,118, $1,269 and $850, respectively.

OBLIGATION TO PURCHASE CONSIGNED INVENTORIES

The Company obtains vehicle chassis for its recreational and specialized vehicle products directly from automobile manufacturers under converter pool agreements. The agreements generally provide that the manufacturer will provide a supply of chassis at the Company's various production facilities under the terms and conditions as set forth in the agreement. Chassis are accounted for as consigned inventory until either assigned to a unit in the production process or 90 days have passed. At the earlier of these dates, the Company is obligated to purchase the chassis and it is recorded as inventory. At December 31, 2002 and 2001, chassis inventory, accounted for as consigned inventory, approximated $14.6 million and $16.4 million, respectively.

CORPORATE GUARANTEES

The Company was contingently liable under guarantees to financial institutions of their loans to independent dealers for amounts totaling approximately $.9 million at December 31, 2002, $3.1 million at December 31, 2001 and $15.1 million at December 31, 2000.

REPURCHASE AGREEMENTS

The Company is contingently liable to banks and other financial institutions on repurchase agreements in connection with financing provided by such institutions to most of the

(in thousands, except per share amounts)

12. COMMITMENTS AND CONTINGENCIES
Continued

Company's independent dealers in connection with their purchase of the Company's recreational vehicle products. These agreements provide for the Company to repurchase its products from the financial institution in the event that they have repossessed them upon a dealer's default. Products repurchased from dealers under these agreements are accounted for as a reduction in revenue at the time of repurchase. Although the estimated contingent liability approximates $204 million at December 31, 2002 ($164 million at December 31, 2001), the risk of loss resulting from these agreements is spread over the Company's numerous dealers and is further reduced by the resale value of the products repurchased. As market conditions deteriorated in the latter half of 2000, the Company experienced losses under these agreements and, accordingly, established a reserve for estimated losses under repurchase agreements. Accordingly, the Company is recording an accrual for estimated losses under repurchase agreements at December 31, 2002 and 2001 of $.4 million and $1.2 million, respectively. Due to lower than anticipated level of losses from repossessions in 2002 resulting from improved market conditions within the recreational vehicle industry, the Company has reduced its estimate of anticipated losses. The favorable change in estimate exceeded actual losses incurred by $.3 million for the year ended December 31, 2002. This compares to losses of $.7 million and $2.0 million for the years ended December 31, 2001 and 2000, respectively.

SHARE REPURCHASE PROGRAMS
As of December 31, 2002 the Board of Directors has authorized the repurchase of shares of the Company's common stock. Under the repurchase program, common shares are purchased from time to time, depending on market conditions and other factors, on the open market or through privately negotiated transactions. The Company repurchased 507 and 53 shares during 2002 and 2001. No shares were repurchased during 2000. As of December 31, 2002, the Company has authorization to repurchase up to 365 additional common shares.

SELF-INSURANCE
The Company is self-insured for a portion of its product liability and certain other liability exposures. Depending on the nature of the claim and the date of occurrence, the Company's maximum exposure ranges from $250 to $500 per claim. The Company accrues an estimated liability based on various factors, including sales levels, insurance coverage and the amount of outstanding claims. Management believes the liability recorded (see Note 7) is adequate to cover the Company's self-insured risk.

CHANGE OF CONTROL AGREEMENTS
On February 3, 2000, the Company entered into Change of Control Agreements with key executives. Under the terms of these agreements, in the event of a change in control of the Company, as defined, the Company would be obligated to pay these key executives for severance and other benefits. These agreements, as adjusted for subsequent changes in key personnel, aggregated obligations of approximately $12.9 million and $12.4 million based on salaries and benefits at December 31, 2002 and 2001, respectively. In addition, in the event of a change of control of the Company, all outstanding stock options and SARs shall become immediately exercisable and all stock awards shall immediately be deemed fully achieved.

Also on February 3, 2000, the Company established a rabbi trust, which in the event of a change of control, as defined, will be funded to cover the Company's obligations under its deferred compensation plan (see Note 9).

LITIGATION
The Company is involved in various legal proceedings, most of which are ordinary disputes incidental to the industry and most of which are covered in whole or in part by insurance. Management believes that the ultimate outcome of these matters and any liabilities in excess of insurance coverage and self-insurance accruals will not have a material adverse impact on the Company's consolidated financial position, future business operations or cash flows.

Board of Directors



Geoffrey B. Bloom



Keith D. Corson

Geoffrey B. Bloom (61)
Chairman,
Wolverine World Wide,
Rockford, MI
Compensation Committee

Keith D. Corson (67)
President Emeritus



William P. Johnson



Philip G. Lux

William P. Johnson (61)
Chairman Emeritus,
Goshen Rubber Companies, Inc.,
Goshen, IN
Audit, Compensation Committees

Philip G. Lux (74)
Retired President &
Chief Operating Officer
Audit, Nominating/Governance Committees



Thomas H. Corson



Robert J. Deputy

Thomas H. Corson (75)
Chairman Emeritus
Nominating/Governance Committee

Robert J. Deputy (64)
Chairman & Chief Executive Officer,
Godfrey Conveyor Company, Inc.
dba Godfrey Marine, Elkhart, IN
Compensation, Nominating/Governance Committees



Edwin W. Miller



Rex Martin

Edwin W. Miller (57)
Chairman & Chief Executive Officer,
Millennium Capital Group,
Far Hills, NJ
Audit Committee

Rex Martin (51)
Chairman of the Board, Chief
Executive Officer & President
NIBCO, Inc.,
Elkhart, IN



Donald W. Hudler



Claire C. Skinner

Donald W. Hudler (68)
President & Chief Executive Officer,
DDH Investments of Texas
Compensation Committee

Claire C. Skinner (48)
Chairman of the Board, Chief
Executive Officer & President


Corporate Office:
2831 Dexter Drive
Elkhart, IN 46514
Transfer Agent & Registrar:
National City Bank
Dept 5352
P.O. Box 92301
Cleveland, OH 44101-0900
Independent Auditors:
Ernst & Young LLP
Grand Rapids, MI
Stock Symbol:
COA
Listed
NYSE

10-K Furnished:
Securities and Exchange Commission Form 10-K is available without charge to shareholders upon written request to the Company or via the internet at www.coachmen.com

Coachmen Industries, Inc.
Financial Department
P.O. Box 3300
Elkhart, IN 46515
For more information visit our website: www.coachmen.com



In Remembrance: Fredrick M. Miller 1956-2002

It is with tremendous sadness we note the passing of Fredrick M. Miller, 46, on July 30, 2002. He became an outside member of the Board of Directors in 1999 and served the company with integrity and passion.

Claire C. Skinner, Chairman of the Board, observed that Coachmen lost a true partner. "Fred was a good friend and a great Director. He believed strongly in the capabilities of our company and our people, and he will be deeply missed."

COACHMEN INDUSTRIES, INC.
P. O. Box 3300
Elkhart, IN 46515
(574) 262-0123
www.coachmen.com